FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	March 31, 2010	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
01482-6	CIA BRAS DISTRIBUIÇÃO	47.508.411/0001-56
4 - NIRE (Corporate Registry ID)
35.300.089.901

01.02 - HEADQUARTERS

1 - ADDRESS			2 - DISTRICT
AV. BRIGADEIRO LUIS ANTONIO, 3142			JARDIM PAULISTA
3 - ZIP CODE	4 - CITY			5 - STATE
01402-901	SÃO PAULO			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	3886-0421	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
11	3884-2677	-	-
15 - E-MAIL
gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME DANIELA SABBAG
2 - ADDRESS AVENIDA BRIGADEIRO LUIS ANTONIO, 3142			3 - DISTRICT JARDIM PAULISTA
4 - ZIP CODE 01402-901	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3886-0421	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3884-2677	14 - FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	1	1/1/2010	3/31/2010	4	10/1/2009	12/31/2009
09 - INDEPENDENT AUDITOR ERNST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE SERGIO CITERONI					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 3/31/2010	2 – PREVIOUS QUARTER 12/31/2009	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2009
Paid-up Capital
1 - Common	99,680	99,680	99,680
2 - Preferred	155,387	155,172	135,569
3 - Total	255,067	254,852	235,249
Treasury Stock
4 - Common	0	0	0
5 - Preferred	233	370	370
6 - Total	233	370	370

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - STATUS
Operational
3 - NATURE OF OWNERSHIP
Private National
4 - ACTIVITY CODE
1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY
Retail Trade
6 - CONSOLIDATION TYPE
Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS
Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK	4 - AMOUNT OF CHANGE	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE WHEN ISSUED
		(In thousands of reais)	(In thousands of reais)		(thousand)	(in reais)
01	3/15/2010	5,378,062	3,311	Stock Option	215	0.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 5/10/2010	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
1	Total Assets	13,091,326	13,312,760
1.01	Current Assets	4,234,588	4,647,185
1.01.01	Cash and Cash Equivalents	1,268,511	1,928,437
1.01.01.01	Cash and Banks	59,644	110,954
1.01.01.02	Financial Investments	1,208,867	1,817,483
1.01.02	Credits	1,419,145	1,197,135
1.01.02.01	Customers	816,914	810,577
1.01.02.02	Sundry Credits	602,231	386,558
1.01.02.02.01	Recoverable Taxes	306,975	230,581
1.01.02.02.02	Deferred Income and Social Contribution Taxes	122,784	56,685
1.01.02.02.03	Receivables Securitization Fund	0	0
1.01.02.02.04	Prepaid Expenses and Other	172,472	99,292
1.01.02.02.05	Dividends Receivables	0	0
1.01.02.02.06	Advance for Future Capital Increase	0	0
1.01.03	Inventories	1,546,932	1,521,613
1.01.04	Other	0	0
1.02	Noncurrent Assets	8,856,738	8,665,575
1.02.01	Long-term Receivables	1,315,518	1,273,132
1.02.01.01	Sundry Credits	685,493	786,616
1.02.01.01.01	Receivables Securitization Fund	109,326	106,129
1.02.01.01.02	Recoverable Taxes	128,133	134,213
1.02.01.01.03	Deferred Income and Social Contribution Taxes	183,617	289,437
1.02.01.01.04	Deposits for Judicial Appeals	219,301	208,216
1.02.01.01.05	Accounts Receivable	31,454	33,761
1.02.01.01.06	Prepaid Expenses and Other	13,662	14,860
1.02.01.01.07	Derivative Financial Instruments	0	0
1.02.01.02	Credits with Related Parties	630,025	486,516
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	598,021	458,617
1.02.01.02.03	Other Related Parties	32,004	27,899
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,541,220	7,392,443
1.02.02.01	Investments	2,189,686	2,150,052
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	2,189,681	2,150,047
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	5	5
1.02.02.02	Property and Equipment	4,386,297	4,297,290
1.02.02.03	Intangible Assets	965,237	945,101
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2	Total liabilities	13,091,326	13,312,760
2.01	Current liabilities	3,353,153	3,157,310
2.01.01	Loans and Financing	402,717	53,294
2.01.02	Debentures	262,358	19,386
2.01.03	Suppliers	2,065,252	2,327,444
2.01.04	Taxes, Fees and Contributions	162,293	206,729
2.01.05	Dividends Payable	94,487	94,491
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	17,152	20,188
2.01.08	Other	348,894	435,778
2.01.08.01	Payroll and Social Contributions	163,943	225,550
2.01.08.02	Public Utilities	3,780	3,007
2.01.08.03	Rentals	19,680	21,523
2.01.08.04	Advertising	25,183	31,760
2.01.08.05	Insurance	109	10,300
2.01.08.06	Financing due to Purchase of Assets	14,211	14,211
2.01.08.07	Other Accounts Payable	108,671	129,427
2.01.08.08	Acquisitions of Subsidiaries	13,317	0
2.02	Noncurrent Liabilities	3,037,678	3,595,990
2.02.01	Long-term Liabilities	3,037,678	3,595,990
2.02.01.01	Loans and Financing	500,036	849,069
2.02.01.02	Debentures	1,238,702	1,481,356
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,298,940	1,265,565
2.02.01.06.01	Provision for Contingencies	108,873	106,497
2.02.01.06.02	Tax Installments	1,179,537	1,140,644
2.02.01.06.03	Provision for Capital Deficiency	4,983	11,983
2.02.01.06.04	Other Accounts Payable	5,547	6,441
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	6,700,495	6,559,460
2.05.01	Paid-up Capital	5,378,062	5,374,751
2.05.02	Capital Reserves	519,903	512,419
2.05.02.01	Special Goodwill Reserve	428,514	428,514
2.05.02.02	Recognized Granted Options	91,351	83,867
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	802,530	672,290

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	246,963	116,723
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
3.01	Gross Sales and/or Services	4,265,144	4,265,144	3,636,134	3,636,134
3.02	Gross Revenue Deductions	(410,707)	(410,707)	(455,892)	(455,892)
3.03	Net Sales and/or Services	3,854,437	3,854,437	3,180,242	3,180,242
3.04	Cost of Sales and/or Services Rendered	(2,862,048)	(2,862,048)	(2,350,187)	(2,350,187)
3.05	Gross Profit	992,389	992,389	830,055	830,055
3.06	Operating Income/Expenses	(826,767)	(826,767)	(703,074)	(703,074)
3.06.01	Selling	(570,960)	(570,960)	(481,695)	(481,695)
3.06.02	General and Administrative	(136,947)	(136,947)	(110,159)	(110,159)
3.06.03	Financial	(62,590)	(62,590)	(44,704)	(44,704)
3.06.03.01	Financial Income	57,059	57,059	61,903	61,903
3.06.03.02	Financial Expenses	(119,649)	(119,649)	(106,607)	(106,607)
3.06.04	Other Operating Income	330	330	(352)	(352)
3.06.04.01	Permanent Assets Income	330	330	(352)	(352)
3.06.05	Other Operating Expenses	(88,119)	(88,119)	(84,623)	(84,623)
3.06.05.01	Depreciation/Amortization	(88,119)	(88,119)	(84,623)	(84,623)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	31,519	31,519	18,459	18,459
3.07	Operating Result	165,622	165,622	126,981	126,981
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	165,622	165,622	126,981	126,981
3.10	Provision for Income Tax and Social Contribution	5,864	5,864	(3,118)	(3,118)
3.11	Deferred Income Tax	(39,721)	(39,721)	(25,814)	(25,814)
3.12	Statutory Profit Sharing /Contributions	(5,565)	(5,565)	(3,191)	(3,191)
3.12.01	Profit Sharing	(5,565)	(5,565)	(3,191)	(3,191)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
3.15	Income/Loss for the Period	126,200	126,200	94,858	94,858
	No. SHARES, EX-TREASURY (in thousands)	254,834	254,834	234,879	234,879
	EARNINGS PER SHARE (in reais)	0.49522	0.49522	0.40386	0.40386
	LOSS PER SHARE (in reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
4.01	Net Cash from Operating Activities	(401,099)	(401,099)	(191,500)	(191,500)
4.01.01	Cash Generated in the Operations	283,430	283,430	246,631	246,631
4.01.01.01	Net Income (Loss) for the Year	126,200	126,200	94,858	94,858
4.01.01.02	Deferred Income Tax (Note 17b)	39,721	39,721	25,814	25,814
4.01.01.03	Income from Written-Off Permanent Assets	1,454	1,454	2,092	2,092
4.01.01.04	Depreciation and Amortization	88,119	88,119	84,623	84,623
4.01.01.05	Interest and Monetary Variation	43,137	43,137	48,615	48,615
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(31,519)	(31,519)	(18,459)	(18,459)
4.01.01.07	Provision for Contingencies (Note 16)	9,193	9,193	6,963	6,963
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	(359)	(359)	(2,198)	(2,198)
4.01.01.09	Share-Based Payment (Note 18)	7,484	7,484	4,323	4,323
4.01.02	Variation on Assets and Liabilities	(684,529)	(684,529)	(438,131)	(438,131)
4.01.02.01	Accounts Receivable	(4,198)	(4,198)	202,436	202,436
4.01.02.02	Inventories	(25,319)	(25,319)	(264,941)	(264,941)
4.01.02.03	Recoverable Taxes	(68,651)	(68,651)	(20,354)	(20,354)
4.01.02.04	Other Assets	(71,687)	(71,687)	(53,565)	(53,565)
4.01.02.05	Related Parties	(138,733)	(138,733)	(74,286)	(74,286)
4.01.02.06	Judicial Deposits	(10,872)	(10,872)	(9,778)	(9,778)
4.01.02.07	Suppliers	(262,192)	(262,192)	(93,005)	(93,005)
4.01.02.08	Payroll and Charges	(61,608)	(61,608)	(43,613)	(43,613)
4.01.02.09	Taxes and Social Contributions Payable	(7,605)	(7,605)	(35,215)	(35,215)
4.01.02.10	Other Accounts Payable	(33,664)	(33,664)	(45,810)	(45,810)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(207,534)	(207,534)	(71,973)	(71,973)
4.02.01	Capital Increase in Subsidiaries (Note 10)	(28,575)	(28,575)	0	0
4.02.02	Acquisition of Fixed Assets (Note 11)	(169,277)	(169,277)	(51,467)	(51,467)
4.02.03	Increase in Intangible Assets (Note 12)	(10,460)	(10,460)	(20,519)	(20,519)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
4.02.04	Sale of Fixed Assets	778	778	13	13
4.03	Net Cash from Financing Activities	(51,293)	(51,293)	(91,921)	(91,921)
4.03.01	Capital Increase/Decrease	3,311	3,311	(10,909)	(10,909)
4.03.02	Funding and Refinancing	0	0	13,215	13,215
4.03.03	Payments	(18,446)	(18,446)	(37,299)	(37,299)
4.03.04	Interest Paid	(36,154)	(36,154)	(56,928)	(56,928)
4.03.05	Payment of Dividends	(4)	(4)	0	0
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(659,926)	(659,926)	(355,394)	(355,394)
4.05.01	Opening Balance of Cash and Cash Equivalents	1,928,437	1,928,437	1,253,727	1,253,727
4.05.02	Closing Balance of Cash and Cash Equivalents	1,268,511	1,268,511	898,333	898,333

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS / ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	126,200	0	126,200
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	3,311	7,484	0	0	0	0	10,795
5.08.01	Capitalization of Reserves	3,311	0	0	0	0	0	3,311
5.08.02	Recognized Granted Options	0	7,484	0	0	0	0	7,484
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS / ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	126,200	0	126,200
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	3,311	7,484	0	0	0	0	10,795
5.08.01	Capitalization of Reserves	3,311	0	0	0	0	0	3,311
5.08.02	Recognized Granted Options	0	7,484	0	0	0	0	7,484
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
1	Total Assets	17,766,168	18,012,734
1.01	Current Assets	8,199,530	8,532,715
1.01.01	Cash and Cash Equivalents	1,807,633	2,344,200
1.01.01.01	Cash and Banks	242,728	244,655
1.01.01.02	Financial Investments	1,564,905	2,099,545
1.01.02	Credits	3,511,150	3,356,168
1.01.02.01	Customers	2,298,798	2,365,284
1.01.02.02	Sundry Credits	1,212,352	990,884
1.01.02.02.01	Recoverable Taxes	568,049	416,583
1.01.02.02.02	Deferred Income and Social Contribution Taxes	186,461	227,716
1.01.02.02.03	Prepaid Expenses and Other	457,842	346,585
1.01.03	Inventories	2,863,280	2,827,463
1.01.04	Other	17,467	4,884
1.01.04.01	Related Parties	17,467	4,884
1.01.04.02	Other	0	4,884
1.02	Noncurrent Assets	9,566,638	9,480,019
1.02.01	Long-term Receivables	2,536,844	2,586,110
1.02.01.01	Sundry Credits	2,277,145	2,320,008
1.02.01.01.01	Recoverable Taxes	210,055	255,194
1.02.01.01.02	Deferred Income and Social Contribution Taxes	1,156,368	1,183,049
1.02.01.01.03	Deposits for Judicial Appeals	451,521	428,255
1.02.01.01.04	Accounts Receivable	428,317	419,191
1.02.01.01.05	Prepaid Expenses and Other	30,884	34,319
1.02.01.02	Credits with Related Parties	259,699	266,102
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	217,867	230,184
1.02.01.02.03	Other Related Parties	41,832	35,918
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	7,029,794	6,893,909
1.02.02.01	Investments	222,981	212,427
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Subsidiaries	222,511	211,957
1.02.02.01.03	Other Investments	470	470
1.02.02.02	Property and Equipment	5,352,367	5,248,941
1.02.02.03	Intangible Assets	1,454,446	1,432,541
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2	Total liabilities	17,766,168	18,012,734
2.01	Current liabilities	5,834,167	5,801,737
2.01.01	Loans and Financing	847,762	441,163
2.01.02	Debentures	262,358	19,386
2.01.03	Suppliers	3,406,065	4,004,397
2.01.04	Taxes, Fees and Contributions	246,789	313,672
2.01.05	Dividends Payable	96,161	98,052
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	31,654	31,734
2.01.08	Other	943,378	893,333
2.01.08.01	Payroll and Social Contributions	324,592	428,318
2.01.08.02	Public Utilities	7,138	5,636
2.01.08.03	Rentals	45,144	47,424
2.01.08.04	Advertising	25,538	32,333
2.01.08.05	Insurance	195	10,387
2.01.08.06	Financing due to Purchase of Assets	14,212	14,212
2.01.08.07	Other Accounts Payable	354,615	355,023
2.01.08.08	Acquisition of Companies	171,944	0
2.02	Noncurrent Liabilities	5,141,056	5,545,824
2.02.01	Long-term Liabilities	5,141,056	5,545,824
2.02.01.01	Loans and Financing	2,155,376	2,183,121
2.02.01.02	Debentures	1,238,702	1,481,356
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,746,978	1,881,347
2.02.01.06.01	Provisions for Contingencies	293,733	367,165
2.02.01.06.02	Tax Payment by Installments	1,275,556	1,205,579
2.02.01.06.03	Other Accounts Payable	177,689	308,603
2.03	Deferred Income	0	0
2.04	Minority Shareholders	90,450	105,713
2.05	Shareholders’ Equity	6,700,495	6,559,460
2.05.01	Paid-up Capital	5,378,062	5,374,751
2.05.02	Capital Reserve	519,903	512,419
2.05.02.01	Goodwill Special Reserve	428,514	428,514
2.05.02.02	Recognized Granted Options	91,351	83,867
2.05.02.03	Capital Reserve	38	38
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	In Direct and Indirect Associated Companies	0	0
2.05.04	Profit Reserves	802,530	672,290

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2.05.04.01	Legal	176,217	176,217
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit Retention	246,963	116,723
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	379,350	379,350
2.05.05	Assets Valuation Adjustments	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
3.01	Gross Sales and/or Services	7,785,652	7,785,652	5,291,316	5,291,316
3.02	Gross Revenue Deductions	(812,137)	(812,137)	(649,872)	(649,872)
3.03	Net Sales and/or Services	6,973,515	6,973,515	4,641,444	4,641,444
3.04	Cost of Sales and/or Services Rendered	(5,301,738)	(5,301,738)	(3,465,250)	(3,465,250)
3.05	Gross Profit	1,671,777	1,671,777	1,176,194	1,176,194
3.06	Operating Income/Expenses	(1,490,804)	(1,490,804)	(1,040,839)	(1,040,839)
3.06.01	Selling	(1,037,308)	(1,037,308)	(712,535)	(712,535)
3.06.02	General and Administrative	(224,090)	(224,090)	(151,351)	(151,351)
3.06.03	Financial	(104,470)	(104,470)	(71,190)	(71,190)
3.06.03.01	Financial Income	74,370	74,370	66,012	66,012
3.06.03.02	Financial Expenses	(178,840)	(178,840)	(137,202)	(137,202)
3.06.04	Other Operating Income	26,983	26,983	(367)	(367)
3.06.04.01	Other Operating Income	27,324	27,324	0	0
3.06.04.02	Permanent Assets Income	(341)	(341)	(367)	(367)
3.06.05	Other Operating Expenses	(161,547)	(161,547)	(109,310)	(109,310)
3.06.05.01	Other Operating Expenses	(36,403)	(36,403)	0	0
3.06.05.02	Depreciation/Amortization	(125,144)	(125,144)	(109,310)	(109,310)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies	9,628	9,628	3,914	3,914
3.07	Operating Result	180,973	180,973	135,355	135,355
3.08	Non-Operating Result	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxation/Profit Sharing	180,973	180,973	135,355	135,355
3.10	Provision for Income and Social Contribution Taxes	(7,964)	(7,964)	(6,470)	(6,470)
3.11	Deferred Income Tax	(36,904)	(36,904)	(28,792)	(28,792)
3.12	Statutory Profit Sharing /Contributions	(7,293)	(7,293)	(4,449)	(4,449)
3.12.01	Profit Sharing	(7,293)	(7,293)	(4,449)	(4,449)

09.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	(2,612)	(2,612)	(786)	(786)
3.15	Income/Loss for the Period	126,200	126,200	94,858	94,858
	No. SHARES, EX-TREASURY (in thousands)	254,834	254,834	234,879	234,879
	EARNINGS PER SHARE (in reais)	0.49522	0.49522	0.40386	0.40386
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
4.01	Net Cash from Operating Activities	(562,480)	(562,480)	(200,773)	(200,773)
4.01.01	Cash Generated in the Operations	412,598	412,598	348,431	348,431
4.01.01.01	Net Income	126,200	126,200	94,858	94,858
4.01.01.02	Deferred Income Tax (Note 17b)	36,904	36,904	28,792	28,792
4.01.01.03	Income from Written-Off Permanent Assets	(2,330)	(2,330)	2,107	2,107
4.01.01.04	Depreciation / Amortization	125,144	125,144	109,310	109,310
4.01.01.05	Interest and Monetary Variation	104,925	104,925	103,717	103,717
4.01.01.06	Equity in the Earnings of Subsidiaries and Associated Companies	(9,628)	(9,628)	(3,914)	(3,914)
4.01.01.07	Provision for Contingencies (Note 16)	21,287	21,287	10,185	10,185
4.01.01.08	Provision for Write-Offs/ Fixed Assets Losses	0	0	(1,733)	(1,733)
4.01.01.09	Share-Based Payment (Note 18)	7,484	7,484	4,323	4,323
4.01.01.10	Minority Interest	2,612	2,612	786	786
4.01.02	Variation in Assets and Liabilities	(975,078)	(975,078)	(549,204)	(549,204)
4.01.02.01	Accounts Receivable	49,193	49,193	184,236	184,236
4.01.02.02	Recoverable Taxes	(103,527)	(103,527)	(24,059)	(24,059)
4.01.02.03	Other Assets	(102,452)	(102,452)	(65,431)	(65,431)
4.01.02.04	Related Parties	(11,144)	(11,144)	8,928	8,928
4.01.02.05	Judicial Deposits	(21,336)	(21,336)	(16,916)	(16,916)
4.01.02.06	Suppliers	(602,377)	(602,377)	(194,081)	(194,081)
4.01.02.07	Payroll and Charges	(103,726)	(103,726)	(44,089)	(44,089)
4.01.02.08	Taxes and Social Contributions Payable	(46,368)	(46,368)	(38,205)	(38,205)
4.01.02.09	Other Accounts Payable	2,495	2,495	(32,833)	(32,833)
4.01.02.10	Inventories	(35,836)	(35,836)	(326,754)	(326,754)
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(263,402)	(263,402)	(97,311)	(97,311)
4.02.01	Acquisition of Companies	(28,545)	(28,545)	0	0
4.02.02	Acquisition of Fixed Assets	(222,385)	(222,385)	(76,414)	(76,414)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	3 – 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009
4.02.03	Increase in Intangible Assets (Note 12)	(13,654)	(13,654)	(20,963)	(20,963)
4.02.04	Sale of Fixed Assets	1,182	1,182	66	66
4.03	Net Cash from Financing Activities	289,315	289,315	(95,309)	(95,309)
4.03.01	Capital Increase/ Decrease	3,311	3,311	(10,909)	(10,909)
4.03.02	Funding and Refinancing	386,137	386,137	13,317	13,317
4.03.03	Payments	(62,167)	(62,167)	(38,505)	(38,505)
4.03.04	Interest Paid	(37,962)	(37,962)	(59,212)	(59,212)
4.03.05	Payments of Dividends	(4)	(4)	o	o
4.04	Exchange Variation on Cash and Cash Equivalents	O	O	o	o
4.05	Increase (Reduction) in Cash and Cash Equivalents	(536,567)	(536,567)	(393,393)	(393,393)
4.05.01	Opening Balance of Cash and Cash Equivalents	2,344,200	2,344,200	1,625,612	1,625,612
4.05.02	Closing Balance of Cash and Cash Equivalents	1,807,633	1,807,633	1,232,219	1,232,219

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS / ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	126,200	0	126,200
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	3,311	7,484	0	0	0	0	10,795
5.08.01	Capitalization of Reserves	3,311	0	0	0	0	0	3,311
5.08.02	Recognized Granted Options	0	7,484	0	0	0	0	7,484
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 3/31/2010 (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS / ACCUMULATED LOSSES	8 –ASSETS VALUATION ADJUSTMENTS	9 –TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,374,751	512,419	0	672,290	0	0	6,559,460
5.04	Net Income/Loss for the Period	0	0	0	0	126,200	0	126,200
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	3,311	7,484	0	0	0	0	10,795
5.08.01	Capitalization of Reserves	3,311	0	0	0	0	0	3,311
5.08.02	Recognized Granted Options	0	7,484	0	0	0	0	7,484
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	4,040	0	0	4,040
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	5,378,062	519,903	0	676,330	126,200	0	6,700,495

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”), headquartered in the City of São Paulo, State of São Paulo, is a publicly-held corporation.

The Company and its subsidiaries operate primarily as a retailer and wholesaler of food products, bazaar articles, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized stores, department stores, convenience stores and the Internet. GPA has the following brands in its portfolio "Pão de Açúcar", "Comprebem", "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Extra.com” “Sendas”, “Assai” and “Ponto Frio” e “PontoFrio.com”.

Founded in 1948, the Company has 84,000 employees, 1,089 stores in 19 Brazilian states and the Federal District and a logistics infrastructure comprised by 28 warehouses located in seven states.

The Company joined the Level 1 Special Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

Diniz Group and Casino Group share the Company’s control by means of a holding company named Wilkes Participações S.A., pursuant to the Agreement entered into in May 2005.

Relevant Operations and Partnerships

a) Sendas Distribuidora

GPA has a partnership with Rio de Janeiro’s retail chain, Sendas, pursuant to Note 10 b (iii) -. Sendas Distribuidora S.A. (“Sendas Distribuidora”) operates retail activities of the Company and Sendas S.A. throughout the State of Rio de Janeiro.

In October 2008, GPA started operating in the cash & carry segment (“atacarejo”) in the State of Rio de Janeiro (“Assai”) by means of Xantocarpa Participações Ltda. (wholly-owned subsidiary of Sendas Distribuidora – “Xantocarpa”).

b) Partnership with Itaú

As of 2004, GPA is partner of Banco Itaú Holding S.A. and Unibanco Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers (see Note 10 b (vi)).

c) Acquisition of Assai

As of November 1, 2007, GPA started operating in the cash & carry segment (“atacarejo”), reinforcing its multiformat positioning. With the operations carried out in 2007 and 2009, GPA acquired the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), the recipient company of Assai Comercial e Importadora Ltda.’s spun-off assets.

1. Operations (Continued)

d) Acquisition of Ponto Frio

In July 2009, the Company, by means of one of its subsidiaries, acquired the share control of Globex Utilidades S.A. (“Globex”), strengthening and expanding its operations in the home appliance segment. (See Note 10 b (v))

e) Partnership with Casas Bahia

In December 2009, GPA and the controlling partners of Casas Bahia entered into a Partnership Agreement aiming at merging their retail trade of durable goods, as well as consolidating the durable goods e-commerce. This partnership will allow GPA to offer a larger diversity of products, better customer service and easier credit access. This operation is pending approval from the Brazilian antitrust authorities.

Once concluded the merger between Globex and Casas Bahia retail businesses, the Company will have the controlling interest in Globex’s total and voting capital, holding, at least, fifty percent (50%) of the common shares plus one.

At the Extraordinary General Meeting held at January 11, 2010, shareholders approved the Partnership Agreement, signed by CBD, Mandala and Globex and controlling partners of Casas Bahia at December 4, 2009, which establishes the terms and conditions that will rule their business in the durable goods retail trade.

On February 3, 2010, the Company and Casas Bahia entered into a Provisional Agreement for Reversible Operation (APRO) with the Administrative Council for Economic Defense – CADE, setting forth the following: (i) the companies shall maintain their brands, Casas Bahia and Ponto Frio, and also shall carry out separate promotional campaigns, ensuring advertising investments in levels compatible with the previous years, besides the exceptional assumptions deriving from the economic situation; (ii) the companies shall continue operating current stores in the 146 municipalities where Casas Bahia and Ponto Frio perform their activities; (iii) they shall maintain their respective warehouses (CDs), also undertaking to maintain their overall employment levels; (iv) they maintain the furniture factory Bartira, subsidiary of Casas Bahia that operates exclusively for the group; (v) they shall maintain their respective credit facility policies; and (vi) they shall maintain their procurement structures and commercial agreements separately, even if they are able to work together in this field. Except for these specific conditions, the companies may adopt the measures necessary to consolidate their activities and capture the synergies resulting from this operation.

On April 13, 2010, the Company and Globex disclosed a material fact, through which they clarified that Casas Bahia and its partners expressed their intention of reviewing the partnership, purpose of the Partnership Agreement. In addition, the Company and Globex deemed that the Partnership Agreement executed is valid and perfectly effective, and they agreed to carry on the discussions in order to reach an understanding so that to ensure the Partnership is implemented.

2. Basis of preparation and presentation of quarterly information

a) Quarterly Information

The individual (parent company) and consolidated quarterly information were prepared and are presented according to the rules issued by the Brazilian Securities and Exchange Commission (CVM), the provisions of the Brazilian Corporation Law (Law 6,404/76), including provisions amended by Laws 11,638/07 and 11,941/09, as well as pronouncements, guidelines and interpretations issued by the Brazilian Committee on Accounting Pronouncements (CPC). This quarterly information was approved at the board of executive officers meeting held at May 7, 2010.

During 2009, the Brazilian Committee on Accounting Pronouncements (CPC) issued and the Brazilian Securities and Exchange Commission (CVM) approved several Technical Pronouncements, Interpretations and Guidelines whose effectiveness is only mandatory for the fiscal year ended December 31, 2010, requiring that the Company present again the financial statements of the comparative year.

The Company decided not to exercise its eligibility concerning the quarterly information of March 31, 2010, and at its best judgment, the Company below shows a brief description of the eventual material changes to the accounting practices previously adopted for the quarterly information of March 31, 2010 and comparative period.

- CPC 15 – Business Combination, approved by CVM Deliberation 580/09 of July 31, 2009: It mainly establishes the buyer’s principles and requirements in a business combination. The Company expects that the figures referring to the acquisition of Globex Utilidades S.A. will change when applying this Pronouncement retrospectively to January 1, 2009, due to the new measurement of goodwill by the expectation of future profitability, resulting from the measurement of Globex’s net assets by the fair value of assets acquired (including identified intangible assets) and obligations assumed.

- CPC 22 – Information by Segment, approved by CVM Deliberation 582 of July 31, 2009: It sets forth that reporting shall be divided by the Company’s operating segment. “Operating segment” is defined as an entity’s component: (a) that develops business activities generating revenues and incurring in expenses; (b) whose operational results are regularly reviewed by the top manager of the Company’s operations in the decision-making process; and (c) to which the financial information is available.

The Company’s Management will analyze additional reporting in its financial statements resulting from the data and indicators of assets, liabilities and results identifiable for each one of its operating segments.

- CPC 24 – Subsequent Event, approved by CVM Deliberation 593 of September 15, 2009: The main impact for applying this rule refers to the recording of dividends. According to CPC 24 at the end of the fiscal year, the Company shall recognize as liability only the mandatory minimum dividend established in its Bylaws. Additional minimum dividends will be recorded as liability as these are approved by the Company’s appropriate bodies.

2. Basis of preparation and presentation of quarterly information (Continued)

- CPC 26 – Presentation of the Financial Statements, approved by CVM Deliberation 595, of September 15, 2009: It sets forth the basis for presenting the financial statements, by determining the presentation overall requirements, structuring guidelines and the minimum content to be included in the financial statements. Two new requirements were added in relation to the previous practice; i) comprehensive statement of income; ii) presentation of three balance sheets in the situations in which the Company applies an accounting policy retroactively or presents again items in its financial statements.

- CPC 27 – Fixed Assets, approved by CVM Deliberation 583 of July 31, 2009: The Company understands that this rule may cause eventual effects on its financial statements, mainly due to said CPC that requires deducting the estimated residual value from fixed assets in order to calculate depreciation. Currently, the Company depreciates assets by their whole formation cost, not deducting the estimated residual value. The Company is assessing the useful life taking into account the residual value of its assets and will apply this change of depreciation rate retrospectively as of January 1, 2010, in compliance with IPCP 10.

CPC 38, 39 and 40 Financial Instruments: Recognition and Measurement, Presentation, Reporting, approved by CVM Deliberation 604 of November 19, 2009:

- CPC 38 – Financial Instruments: Recognition and Measurement: It rules the recognition and measurement of financial instruments operations – including derivatives. It shall be applied to all companies and all types of financial instruments, aside from specific exceptions. A financial instrument is any agreement originating a financial asset for an entity and a financial liability or equity instrument for another.

CPC 39 – Financial Instruments: Presentation – it aims at establishing the principles for presenting the financial instruments as liability or shareholders’ equity and offsetting the financial assets and liabilities. It applies to the classification of financial instruments, under the issuer’s viewpoint, into financial assets, financial liabilities and equity instruments; the classification of corresponding interest, dividends, gains and losses; the circumstance in which the financial assets and liabilities shall be offset.

CPC 40 – Financial Instruments: Reporting – It introduces the need of detailed reporting on financial statements for the Company’s equity and financial situation and its performance.

3. Summary of main accounting practices

Accounting estimates to measure and recognize certain assets and liabilities are used in the preparation of the quarterly information of the Company and its subsidiaries. The determination of these estimates took into account experiences of past and current events and other objective and subjective factors. Complying with such, this quarterly information include estimates related to the selection of useful lives of fixed and intangible assets; the allowance for doubtful accounts; allowance for inventory losses; allowance for investments losses; the recoverability of fixed and intangible assets; the realization expectation of deferred income and social contribution taxes; fees and terms used when determining the present value adjustment of certain assets and liabilities and the provision for litigations; the benefit value granted through stock options and fair value of financial instruments; the reporting estimates for the sensitivity analysis chart of

3. Summary of main accounting practices (Continued)

derivative financial instruments pursuant to CVM Ruling 475/08. The estimates used in this quarterly information may present variations compared to the actual values upon the realization and/or settlement of operations in which they are involved. The Company reviews its estimates and assumptions, at least, quarterly.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Determination of income

Sales revenues are stated at their gross amounts. Taxes and discounts on sales revenues are presented as reducing accounts. The result of operations is determined according to the accrual basis of accounting. Revenues from sale of products are recognized upon the transfer of the product, with all risks and benefits to the purchaser. The freight value is included in the cost of goods sold. Interest income and expenses are recognized by the effective interest rate method under financial revenues/expenses.

The recording of present value adjustment expense, incurring on installment sales, has as corresponding credit the item “trade accounts receivable” and its reversals are recorded in a separate item, called “reversal of present value adjustment from sale of goods”.

b) Translation of foreign currency-denominated balances

(i) Functional and presentation currency of the quarterly information

The Company’s functional currency is the Brazilian Real. The quarterly information of each subsidiary, consolidated by Company, as well as those used as basis for investments valuation by the equity accounting method are prepared based on the functional currency of each entity.

(ii) Foreign currency-denominated transactions

Monetary assets and liabilities indexed in foreign currency were translated into reais using the exchange rate effective on respective closing balance sheet date. The differences resulting from the currency translation are recorded as financial revenues or expenses in income.

c) Financial instruments

The financial assets and liabilities held by the Company and its subsidiaries are recognized by their fair value upon their contracting, plus transaction costs directly related to their acquisition or issue. Financial instruments are classified according to the purpose to which they were acquired or issued under the following categories: (i) financial assets and liabilities measured at the fair value through income; and (ii) financial assets and liabilities held to maturity. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of classification of financial assets and liabilities.

3. Summary of main accounting practices (Continued)

c) Financial instruments (Continued)

•

Financial assets and liabilities measured at fair value through income: these comprise financial investments, financial liabilities generally traded before maturity and derivatives, except for those designated as hedge instruments. They are periodically measured at their fair value, and interest rates, monetary restatement, exchange variation and gains or losses deriving from fair value variations are recorded in income under “Financial Revenues” or “Financial Expenses”.

•

Financial assets and liabilities held to maturity: financial assets and liabilities, non- derivatives, with fixed or determinate payments and scheduled maturities. These are measured by the amortized cost through the effective interest rate method. The net book value is calculated using a discount rate over the estimated value of future receivables, taking into consideration the effectiveness period of the financial instrument. Interest rates, monetary restatement, foreign exchange variation, less eventual impairment are recognized in income under “Financial Revenues” or “Financial Expenses”.

•

Derivative financial instruments: derivative financial instruments that will hedge or change the characteristics of financial assets or liabilities, derecognized firm commitments and highly probable transactions. These are measured at their fair market value and variations are recorded against income, and corresponding entry to the appropriate financial revenue or expense account, except for derivatives destined for hedge operations.

•

Available-for-sale financial instruments: non-derivative financial assets available for sale or not classified as granted loans or accounts receivable. These are valued by their fair value, however, with adjustment recorded in a separate item of the shareholders' equity.

Market value of financial instruments actively traded on organized markets is determined based on its market pricing calculated at the date of its respective balance sheet. If there is no market, then the fair value is determined through valuation techniques and compatible with usual practices on the market including the use of recent market arm’s length transactions, benchmark to the market value of similar financial instruments, analysis of discounted cash flows or other valuation models.

•

Hedge operations: derivative financial instruments used to hedge risk exposures or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments and highly probable transactions, and which: (i) are highly correlated concerning changes in their market value in relation to the market value of item that has been hedged, both at the beginning and over the life of agreement (effectiveness between 80% and 125%); (ii) have the operation documented, risk purpose of hedge, risk management process and methodology used in the effectiveness evaluation; and (iii) considered effective to reduce the risk associated with exposure to be hedged, are classified and recorded as hedge operations according to their nature.

•

Fair value hedge: the derivative financial instruments destined to offset risks deriving from the exposure to variation in fair value of item purpose of hedge should be classified. The items purpose of hedge and related derivative financial instruments are recorded against proper revenue or expense account in the net income.

The costs of funding loans are mainly comprised by finder’s fees and the Tax on Financial Transactions (IOF), and are recorded pursuant to the terms of CPC 08.

3. Summary of main accounting practices (Continued)

d) Cash and cash equivalents

These include cash, positive balances in checking account and marketable securities redeemable within up to 90 days. Marketable securities included in cash and cash equivalents are classified into the “financial assets calculated at fair value through income” category.

e) Accounts receivable

Accounts receivable are stated considering the estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable losses in the realization of such receivables, considering the historic average of losses.

The Company’s installment sales occur with the intermediation of FIC, whose receivables do not remain in the Company (Note 10 b (vi)).

The Company carries out securitization operations of the accounts receivable through PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 5 (f) and Note 8).

Accounts receivable from commercial agreements result from bonuses and discounts granted by suppliers, established by agreements and calculated over purchase volume, marketing initiatives, freight cost reimbursement, etc.

f) Inventories

Inventories are stated at the average acquisition cost or market value, whichever is shorter, adjusted by provision for inventory bonuses for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency. Warehousing and handling costs are appropriated according to inventory turnover and the portion not absorbed is stated at the inventories value. Provisions are recorded based on historical data of the Company.

g) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency has been recorded, when applicable. Other investments are recorded at acquisition cost.

h) Property and equipment

These assets are recorded at acquisition or construction cost (monetarily restated until December 31, 1995) deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 11. In leasehold improvements, amortization is calculated considering the shortest term between the term of the lease agreement or assets useful life is utilized.

3. Summary of main accounting practices (Continued)

h) Property and equipment (Continued)

The Company adopts procedures aiming at ensuring that assets are not recorded by a value higher than the one that can be recoverable for use or sale, pursuant to CPC 01 rules.

Interest and financial charges on loans and financing contracted by third parties directly or indirectly attributable to the process of purchase, construction and/or operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to income over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance are recorded as expenses when they do not significantly affect the useful lives of related assets; or they do not aggregate to the value of assets when they materially contribute to the increase of useful lives of existing facilities and equipment.

i) Leasing

Financial leasing agreements are recorded in property and equipment, in contra account to liabilities from loans and financing, by the lower amount between the present value of mandatory minimum installments of the agreement or the fair value of asset, accrued, where applicable of initial direct costs incurred on transaction. Implied interest rates on recognized liabilities of loans and financing are appropriated to income for the year according to the duration of the agreement by the effective interest rate method.

Operating leasing agreements are recognized as expense based on the determination period of the benefit over leased asset by the Company, regardless of the basis used to determine leasing payments.

The depreciation of capitalized assets is calculated according to their useful life, in the event there is the intention to acquire such asset. If the Company does not intend to acquire the asset, the depreciation is calculated considering the least term between the effectiveness of the agreement or the assets’ useful life.

j) Intangible assets

Goodwill calculated in the acquisition of investments occurred until December 31, 2008, having future profitability as economic fundamental, was amortized on a straight-line basis for a term of 5 to 10 years until that date. As of January 1, 2009 goodwill balances are submitted to an annual test for impairment analysis, as set forth by CPC 01.

Intangible assets with defined useful life term are amortized according to such term and, when assessed any impairment signs are identified, these are submitted to impairment tests. Intangible assets with indeterminate useful life are not amortized, they are submitted to annual test for impairment analysis.

3. Summary of main accounting practices (Continued)

k) Provision for recovery of assets

The Management yearly reviews the net book value of assets with a view to identifying events or changes in economic, operating or technological circumstances that may indicate deterioration, obsolescence or impairment. When this evidence is identified and the net book value exceeds the recoverable value, a provision is recorded for impairment by adjusting the net book value to the recoverable value. These losses are classified as other operating expenses.

l) Other assets and liabilities

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal liability as a result of a past event and it is probable that an economic resource will be required to settle this liability. Provisions are recorded based on the best estimates of risks involved.

An asset is recognized in the balance sheet when it is probable that its future economic benefits benefit the Company and its cost or value can be safely measured. Assets and liabilities are classified as current when their realization or settlement is probable to occur over the next 12 months, otherwise, these are stated as noncurrent.

m) Taxation

Revenues from sales of goods and rendering of services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region, and its respective value deducted from the total revenues from sales for purposes determining income.

The credits derived from non-cumulative PIS and COFINS are deducted from cost of goods sold in the statement of income for the year.

PIS and COFINS refer to the financial revenues and expenses recorded in the corresponding items.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

Income and social contribution taxes are calculated according to the taxable income based on accounting records and are classified as current or deferred, as follows:

Current – Income and social contribution taxes in Brazil, when opted for the taxable income regime, are calculated at the (i) 25% taxable income (15% increased by 10% surcharge on taxable income exceeding R$240) for income tax, and (ii) 9% on taxable income for social contribution. Brazilian tax laws in force allows to carry forward tax losses referring to previous years with current tax income, limited to 30% of the taxable income of each year.

3. Summary of main accounting practices (Continued)

m) Taxation (Continued)

Deferred – Deferred income and social contribution taxes are calculated based on tax losses and negative basis of social contribution, as well as temporary differences mainly composed of provisions related to the recording of litigations that are deductible for calculation purposes of taxable income and calculation basis of social contribution only on the date of its financial realization.

Deferred income and social contribution tax assets were recorded pursuant to CVM Ruling 371/02 and take into account the expectation of generating future taxable income, based on a technical feasibility study approved by the Board of Directors.

n) Share-based compensation

Part of the compensation of the Company’s main executives and managers is paid as stock option plan, measured by their fair value, calculated on the plan granting date, based on the market’s pricing models, considering the share market value, the stock option exercise price and term of the agreement. Compensation costs linked to these programs are recorded on a straight-line basis in income, under operating expenses, during the period the services were rendered by beneficiaries against the capital reserve.

o) Present value adjustment of assets and liabilities

Noncurrent monetary assets and liabilities and current assets and liabilities, when relevant, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “financial result” as corresponding entry.

p) Provision for litigations

As per CVM Deliberation 489/05, the Company adopts the concepts established in NPC 22 on Provisions, Liabilities, Contingent Assets and Liabilities when setting up its provisions and disclosure on matters regarding litigations and lawsuits. The balances of provisions are stated net of the respective judicial deposits, when applicable (Note 16).

Provisions for lawsuits are recorded as it follows:

•

Contingent assets: it is an asset that likely will result from past events and whose existence is only confirmed by the occurrence or not of one or more uncertain future events not fully under the entity’s control. The Company reports in its notes when the contingent assets are probable and records them in the quarterly information only when they become final and unappealable.

3. Summary of main accounting practices (Continued)

•

Contingent liabilities: likely liability that results from past events and whose existence shall only be confirmed by the occurrence or not of one or more uncertain future events not fully under the Company’s control. (i) When contingent liabilities are probable, the Company records liabilities in its financial statements; (ii) concerning contingent liabilities deemed as possible, these are only reported in the notes to the quarterly information and concerning contingent liabilities deemed as remote, these are neither recorded nor reported.

q) Earnings per share

The calculation is made according to the "net income/number of outstanding shares” ratio. Pursuant to the Brazilian Corporation Law, earnings may be: distributed, used to increase capital or create the profit expansion reserve, based on the capital budget.

r) Consolidated quarterly information

The consolidated financial statements are prepared and presented in conformity with the consolidation principles prescribed by the Brazilian Corporation Law and CVM Ruling 247/96, and include the quarterly information of the Company and its subsidiaries Novasoc Comercial Ltda. (“Novasoc”), Sé Supermercados Ltda. (“Sé”), Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”), CBD Holland B.V. (“CBD Holland”) and Xantocarpa, Vedra Empreendimentos e Participações S.A. (“Vedra”), Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), Lake Niassa Empreendimentos e Participações Ltda. (“Lake Niassa”), Globex, Globex Administração e Serviços Ltda., Ponto Frio Administração e Importação de Bens Ltda., Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda, Globex Administração de Consórcios Ltda., Pontocred Negócios de Varejo Ltda., PontoFrio.com Comércio Eletrônico S.A., Bruxellas Empreend. Participações S.A. (“Bruxellas”), Dallas Empreend. e Participações S/A (“Dallas”) and Pontocred Negócios de Varejo Ltda.

Sabara S.A. (“Sabara”), indirectly controlled by the Company, headquartered abroad, exclusively makes financial investments.

The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

3. Summary of main accounting practices (Continued)

	Interest of investors (%) – at March 31, 2010
Investees	CBD	Novasoc	Sé	CBD Holland	Sendas Distrib.	Bellamar	Lake Niassa	Globex Utilidades

Novasoc	10.00	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-
PAFIDC	8.84	0.70	0.35	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-
Barcelona	-	-	100.00	-	-	-	-	-
CBD Holland	100.00	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00		-	-	-
Xantocarpa	-	-	-	-	99.99	-	-	-
Vedra	100.00	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-
Dallas	100.00	-	-	-	-	-	-	-
Bruxellas	100.00	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.64	14.36	-
Lake Niassa	-	-	-	-	-	-	-	99.99
Globex Utilidades Domésticas S.A.	98.77	-	-	-	-	-	-	-
Globex	-	-	-	-	-	-	-	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	100.00
Globex Factoring Comercial Ltda.	-	-	-	-	-	-	-	100.00
Globex Adm. de Consórcio Ltda.	-	-	-	-	-	-	-	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	100.00
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	100.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	45.00
Banco Investcred Unibanco	-	-	-	-	-	-	50.00	-

3. Summary of main accounting practices (Continued)

r) Consolidated quarterly information (Continued)

	Interest of investors (%) – at December 31, 2009
Investees	CBD	Novasoc	Sé	CBD Holland	Sendas Distrib.	Bellamar	Lake Niassa	Globex Utilidades

Novasoc	10.00	-	-	-	-	-	-	-
Sé	93.10	6.90	-	-	-	-	-	-
Sendas Distribuidora	14.86	-	42.57	-	-	-	-	-
PAFIDC	8.87	0.69	0.35	-	-	-	-	-
P.A. Publicidade	99.99	-	-	-	-	-	-	-
Barcelona	-	-	100.00
CBD Holland	100.00	-	-	-	-	-	-	-
CBD Panamá	-	-	-	100.00	-	-	-	-
Xantocarpa	-	-	-	-	99.99	-	-	-
Vedra	100.00	-	-	-	-	-	-	-
Bellamar	-	-	100.00	-	-	-	-	-
Vancouver	100.00	-	-	-	-	-	-	-
Dallas	100.00	-	-	-	-	-	-	-
Bruxellas	100.00	-	-	-	-	-	-	-
FIC	-	-	-	-	-	35.64	14.36	-
Lake Niassa	-	-	-	-	-	-	-	99.99
Globex	95.46	-	-	-	-	-	-	-
Globex Adm. e Serviços Ltda.	-	-	-	-	-	-	-	100.00
Ponto Frio Adm. e Import. de Bens Ltda.	-	-	-	-	-	-	-	100.00
Globex Factoring Comercial Ltda.	-	-	-	-	-	-	-	100.00
Globex Adm. de consórcio Ltda.	-	-	-	-	-	-	-	100.00
Pontocred Negócios de varejo Ltda.	-	-	-	-	-	-	-	100.00
PontoFrio.com Comércio Eletrônico S.A.	-	-	-	-	-	-	-	100.00
E-HUB Consult.Particip. e Com. S.A.	-	-	-	-	-	-	-	45.00
Banco Investcred Unibanco	-	-	-	-	-	-	50.00	-

Despite the fact that the Company holds interest in Novasoc that only represents 10% of its capital stock, Novasoc is effectively controlled by the Company by means of a Quotaholders Agreement, with a 99.98% interest in its income.

Sendas Distribuidora is fully consolidated based on the signed Shareholders’ Agreement, which establishes that the operating and administrative management is exclusively conducted by the Company.

The following eliminations occurred during the consolidation process:

- the balances of assets and liabilities accounts among consolidated companies;
- the interest in the capital, reserves and accumulated earnings of subsidiaries; and
- revenues and expenses balances and the unrealized profit originated in transactions between the consolidated companies.

3. Summary of main accounting practices (Continued)

r) Consolidated quarterly information (Continued)

Pursuant to CVM Ruling 408/04, the Company, since the first quarter of 2005, consolidates the PAFIDC quarterly information, once it represents a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, once the Company is exposed to most of risks and benefits related to the ownership of PAFIDC subordinated quotas.

The Company’s indirect investment in FIC, by means of Bellamar (35.64%) and Lake Niassa (14.36%), was valued by the equity accounting method. Pursuant to the official memorandum CVM/SNC 006/10, FIC’s quarterly information is consolidated by Itaú, since the bank is responsible for the company’s operating management.

The quarterly information of FIC and Investcred were audited by other independent auditors.

In relation to FIC, in the quarter ended March 31, 2010, total investments and equity in the earnings of this investee accounted for 0.8% and 4.8%, respectively, in relation to assets and results reported in the Company’s consolidated quarterly information.

In relation to Investcred in the quarter ended March 31, 2010, total investments and equity in the earnings of subsidiaries and associated companies of this investee accounted for 0.1% and 0.2% respectively, in relation to the Company’s consolidated quarterly information.

4. Marketable Securities

The marketable securities at March 31, 2010 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate, classified as described in Note 3(d).

	Parent Company			Consolidated
	CDI*	3.31.2010	12.31.2009	CDI*	3.31.2010	12.31.2009
Current
Financial investments
Banco do Brasil	100.3%	295,961	576,155	100.3%	399,695	705,608
Itaú	100.7%	313,669	504,427	100.6%	424,437	555,657
Bradesco	102.7%	255,401	518,426	102.2%	320,989	564,768
ABN AMRO	101.7%	98,586	136,100	101.6%	118,462	161,941
Santander	100.6%	230,253	70,236	100.6%	244,758	70,324
Unibanco	104.1%	4,570	4,476	100.6%	30,924	15,079
CEF	98.0%	2,484	2,436	98.0%	2,484	2,436
Votorantim	-	-	3	-	-	11,612
Other	99.7%	7,943	5,224	99.8%	23,156	12,120
Total current		1,208,867	1,817,483		1,564,905	2,099,545

Noncurrent
PAFIDC receivables securitization fund (Note 8)		109,326	106,129		-	-

Total noncurrent		109,326	106,129		-	-

Overall total		1,318,193	1,923,612		1,564,905	2,099,545
(*)Weighted average rate

5. Trade Accounts Receivable

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Current
Resulting from sales through:
Credit card companies	307,626	358,243	637,548	823,265
Sales vouchers and others	83,069	95,643	115,338	129,903
Credit sales with post-dated checks	3,959	2,924	10,063	8,246
Consumer financing – direct credit	-	-	10,954	10,774
Trade bills receivable from wholesale customers	-	-	56,766	64,942
Own credit card – interest free installment	12,044	11,491	12,044	11,491
Accounts receivables from subsidiaries	148,184	170,015	-	-
Allowance for doubtful accounts	(5,474)	(5,948)	(17,627)	(17,237)
Present value adjustment	-	-	(55,740)	(47,782)
Resulting from commercial agreements	267,506	178,209	341,778	255,845
	816,914	810,577	1,111,124	1,239,447

Accounts receivable - PAFIDC	-	-	1,187,674	1,125,837

Total current	816,914	810,577	2,298,798	2,365,284

Noncurrent
Accounts receivable – Paes Mendonça	-	-	387,588	376,155
Other accounts receivable	31,454	33,761	40,729	43,036
Total noncurrent	31,454	33,761	428,317	419,191

a) Credit Card Management Companies

Credit card operations are considered receivable in cash, except electronic devices, which may be paid in up to 12 monthly installments, and are managed by third parties.

The Company through its subsidiary Globex sells its receivables to the credit card management companies, anticipating receipt at a rate varying between 0.77% and 1.25% monthly. The volume sold on March 31, 2010 was R$1,077,424. This sale enables to derecognize accounts receivable, due to the transfer of risks, benefits and control over these assets to the credit card management companies.

b) Consumer financing

The balance of “Accounts Receivable from Customer Financing – consumer direct credit” includes accounts receivable from Globex’s customers financing activity.

c) Trade accounts receivable from Subsidiaries

The balance of “Trade Accounts Receivable from Subsidiaries” reflects selling operations carried out by the Company and its subsidiaries at cost to supply their stores.

d) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded according to the Management's analysis, considering the historic average of effective losses:

5. Trade Accounts Receivable (Continued)

	Parent Company	Consolidated

Balance on December 31, 2009	(5,948)	(17,237)
Additions	(2,956)	(11,902)
Write-offs	3,430	11,512
Balance on March 31, 2010	(5,474)	(17,627)

e) Accounts receivable from Commercial Agreements

The balance of accounts receivable from Commercial Agreements comprise current transactions between the Company and its suppliers, mainly based on the volume of purchases.

f) Accounts receivable - PAFIDC

The Company carries out securitization operations of its receivables, represented by credit sales with tickets and credit card company receivables, with PAFIDC. The volume of operations stood at R$2,543,974 in the quarter ended March 31, 2010 (R$2,189,354 at March 31, 2009), in which the responsibility for services rendered and subordinated interests was retained. The consolidated securitization costs of such receivables amounted to R$29,807 (R$32,781 at March 31, 2009), recognized as financial expenses in income for 2010 and 2009, respectively.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables at March 31, 2010 and December 31, 2009 were R$1,187,674 and R$1,125,837, respectively, net of allowance for losses.

g) Accounts receivable – Paes Mendonça

The “Accounts Receivable” account balance of Paes Mendonça comprises credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores operated by the Company, Novasoc and Sendas (Note 10 (b) (i)).

6. Inventories

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Stores	1,014,540	992,902	2,064,588	1,997,329
Warehouses	569,213	577,752	888,121	935,323
Provisions on inventories	(36,821)	(49,041)	(88,791)	(98,974)
Present value adjustment on inventories	-	-	(638)	(6,215)

	1,546,932	1,521,613	2,863,280	2,827,463

The provisions for inventories are comprised by unrealized bonuses and breakage provisions, which are recorded based on the Company’s historical data.

7. Recoverable taxes

These mainly refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Current
Taxes on sales	174,571	137,266	383,575	276,244
Income tax and others	132,749	93,517	184,873	140,541
Present value adjustments	(345)	(202)	(399)	(202)
	306,975	230,581	568,049	416,583
Noncurrent
Taxes on sales	118,613	125,189	198,200	244,067
ICMS and others	12,988	11,687	15,865	14,404
Present value adjustments	(3,468)	(2,663)	(4,010)	(3,277)
	128,133	134,213	210,055	255,194
Total recoverable taxes	435,108	364,794	778,104	671,777

8. Pão de Açúcar Receivables Securitization Fund – PAFIDC

PAFIDC is receivables securitization fund formed in compliance with CVM Rulings 356/01 and 393/03 for the specific purpose of acquiring receivables of the Company and its subsidiaries arising from sales of products and services by the Company and/or its subsidiaries, except for receivables deriving from installment system and post-dated checks. PAFIDC shall be effective until December 7, 2012.

The capital structure of the fund, at March 31, 2010, is broken down in: 10,295 senior quotas in the amount of R$1,100,607, representing 90.01% of the fund’s equity (90.09% at December 31, 2009) owned by third parties; and 2,864 subordinated quotas in the amount of R$122,117, representing 9.99% of the fund’s equity (9.91% at December 31, 2009) owned by the Company and its subsidiaries.

The net assets of PAFIDC are summarized as follows:

8. Pão de Açúcar Receivables Securitization Fund – PAFIDC (Continued)

	3.31.2010	12.31.2009
Assets
Cash and cash equivalents	16,309	13,012
Accounts receivable	1,187,674	1,125,837
Other amounts	19,838	58,656
Total assets	1,223,821	1,197,505

Liabilities
Accounts payable	1,097	1,231
Shareholders’ equity	1,222,724	1,196,274
Total liabilities	1,223,821	1,197,505

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at March 31, 2010 was R$109,326 (R$106,129 at December 31, 2009).

The compensation of senior quotas is shown below:

		3.31.2010		12.31.2009
			Redeemable		Redeemable
Quotaholders	Amount	CDI Rate	balance	CDI Rate	balance

Senior A	5,826	105%	709,608	105%	694,858
Senior B	4,300	105%	170,097	105%	166,560
Senior C	169	105%	220,902	105%	216,309
			1,100,607		1,077,727

Single series subordinated quotas are non-transferable and only can be amortized or redeemed after the amortization and redemption of senior quotas. The effects from the default of any receivable acquired by the Fund, as well as any loss suffered by the Fund shall be attributed to the subordinated quotas until the limit of their value.

Pursuant to the Receivables Assignment Agreement entered into between the Company, its subsidiaries and PAFIDC, the assignment of receivables is irrevocable and irreversible, with the definitive transfer of receivables to the Fund, together with all rights, privileges, guarantees, preferences, prerogatives and actions related thereto and without right of recourse against the Company and its subsidiaries.

9. Balances and Transactions with Related Parties

The transactions with related parties, as presented below, are carried out at cost prices.

9. Balances and Transactions with Related Parties (Continued)

a) Sales and Purchases of Goods

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Customers:
Novasoc Comercial	30,821	34,077	-	-
Sé Supermercados	83,388	93,725	-	-
Sendas Distribuidora	29,518	37,938	-	-
Barcelona	4,449	4,266	-	-
Xantocarpa	7	10	-	-
Total assets	148,183	170,016	-	-

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Suppliers:
Novasoc Comercial	1,457	1,710	-	-
Sé Supermercados	3,422	4,182	-	-
Sendas Distribuidora	3,974	13,641	-	-
Barcelona	927	715	-	-
Xantocarpa	133	386	-	-
Total liabilities	9,913	20,634	-	-

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009
Sales:
Novasoc Comercial	67,404	63,159	-	-
Sé Supermercados	199,949	158,556	-	-
Sendas Distribuidora	63,807	52,656	-	-
Barcelona	8,051	-	-	-
Globex	874	-
	340,085	274,371	-	-
Purchases:
Novasoc Comercial	734	379	-	-
Sé Supermercados	2,678	3,630	-	-
Sendas Distribuidora	1,854	4,668	-	-
Assai Group	-	-	-	45,170
	5,266	8,677	-	45,170

9. Balances and Transactions with Related Parties (Continued) b) Other operations

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Assets
Novasoc Comercial	10,102	14,176	-	-
Sé Supermercados	213,750	211,264	-	-
Casino	5,449	5,096	5,449	5,096
FIC	5,015	1,552	6,018	998
Pão de Açúcar Ind. e Comércio	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	235,373	182,245	-	-
Xantocarpa	3,286	1,248	-	-
Barcelona	20,529	26,612	-	-
Vedra	20	20	-	-
Globex	96,143	5,227	-	-
Vancouver	632	-	-	-
Financeira ItaúCBD S.A.	-	-	17,448	8,143
Other intercompany balances – Globex	-	-	18	5,822
Other	20,731	20,081	29,238	27,048
	630,025	486,516	277,166	266,102

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Liabilities
Casino	-	-	-	-
Fundo Península	11,416	13,704	11,785	14,160
Assai Group	-	-	194	189
Galeazzi e Associados	-	2,000	-	2,000
Financeira ItaúCBD S.A.	-	-	16,959	12,788
Other	5,736	4,484	2,716	2,597
	17,152	20,188	31,654	31,734

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Income
Novasoc Comercial	2,011	7,483	-	-
Sé Supermercados	5,298	18,173	-	-
Sendas Distribuidora	9,338	40,306	-	-
Casino	(1,342)	(6,020)	(1,342)	(6,020)
Fundo Península	(33,641)	(130,482)	(34,681)	(134,978)
Diniz Group	(3,187)	(12,470)	(3,470)	(13,511)
Sendas S.A.	(9,403)	-	(9,403)	(9,753)
Assai Group	-	-	-	(3,947)
Galeazzi e Associados	(758)	(3,693)	-	(4,599)
Globex Adm de Consórcio Ltda	-	-	(5,143)	(3,434)
Other	(5,904)	(13,948)	(5,905)	(13,948)
	(37,588)	(100,651)	(59,944)	(190,190)

Novasoc, Sé Supermercados and Sendas Distribuidora: comprise (i) the values resulting from the utilization of shared services center, such as treasury, accounting, legal department and others; and (ii) values deriving from the leasing agreement entered into by the Company and Sendas Distribuidora related to 8 properties located in the State of Rio de Janeiro.

9. Balances and Transactions with Related Parties (Continued)

b) Other operations (Continued)

Casino: these include (i) R$5,812 of amounts payable pursuant to the Technical Assistance Agreement, signed between the Company and Casino Group at July 21, 2005 and ratified by the Extraordinary General Meeting held at August 16, 2005, which regulates the transfer of knowledge in the administrative and financial areas of Casino Group to the Company and its subsidiaries. The annual amount of this agreement is US$2.7 million and is effective for 7 years, with automatic renewal for an indeterminate term; and (ii) R$362 of the Company’s amounts receivable are from French expatriate employees expenses.

Fundo Península: investment fund which has as beneficiaries members of the Diniz family and comprises the amounts paid by the leasing of Fundo Península’s properties, as per the Leasing Agreement entered into the Company, its subsidiaries and Fundo Península, under market conditions, and this was approved at the Extraordinary General Meeting held on June 22, 2005.

Diniz Group: these include the amounts paid for the leasing of properties owned by members of the Diniz family, pursuant to the lease agreement executed between the Company and its subsidiaries and members of the Diniz family, under market conditions.

Sendas S.A.: these include the amounts paid by Sendas S.A. to Sendas Distribuidora for the leasing of 57 properties.

Assai Group: comprise (i) the purchase operations of goods between the Company and its subsidiaries and the following companies: Vitalac Ind. de Laticínios Ltda., Laticínios Vale do Pardo Ltda., Dica Deodapolis Ind. e Com. Alimentícios Ltda., Laticínios Corumbiara Ltda., Vencedor Ind. e Com. de Produtos Lácteos Ltda., Centro de Distribuição Hortmix Comércio Imp. Exp. Ltda. and Laticínios Flor de Rondônia Ltda.; and (ii) the amount paid for the leasing of five properties owned by Assai’s former shareholders to Barcelona.

Galeazzi e Associados: these include the amounts paid for consulting services related to the management of operations in the State of Rio de Janeiro (Sendas Distribuidora) and in the Northeast (CBD), and the process of merging operations between the Company and Globex.

Globex: the Company during the period ended March 31, 2010 engaged services companies and incurred in personnel expenses to consolidate and support Globex Utilidades S.A.’s operations, after its acquisition, thus, the parent company included a right with subsidiary in its related parties balance (R$3,845). The Company also has a loan agreement, which is adjusted by CDI rate of 105.4% (R$92,298).

Banco Investcred: these include the value related to (i) refund of expenses, including expenses related to payroll, commissions on the sale of financial products and other expenses pursuant to the infrastructure agreement (ii) financial expenses resulting from receivables discount (named “financial rebate”); and (iii) revenues from property rental.

10. Investments

a) Information on investments at March 31, 2010 and December 31, 2009

	Quarter ended at 3.31.2010
	Shares / quotas held	Interest in the capital stock - %	Capital stock	Shareholders’ Equity (capital deficiency)	Net income / Loss for the quarter
Novasoc	1,000	10.00	10	(4,982)	(4,992)
Sé	1,444,656,368	100.00	1,444,656	1,628,686	87,802
Sendas Distribuidora	607,083,796	57.43	835,677	6,153	6,232
Pa Publicidade	99,999	99.99	100	3,284	(131)
Barcelona	15,010,000	100.00	16,592	134,574	7,789
CBD Panamá	1,500	100.00	4	2,966	1,804
CBD Holland B.V.	180	100.00	0	348	-
Xantocarpa	28,671,514	100.00	28,672	7,323	(3,071)
Vedra	9,000	90.00	10	(15)	(148)
Bellamar	138,564,578	100.00	138,565	150,562	6,083
Vancouver	12,009,990	100.00	10	328	318
Dallas	9,999	99.99	1	1	-
Bruxelas	9,999	99.99	1	1	-
Globex	122,863,716	98.77	671,033	640,464	(3,702)

	Fiscal year ended at 12.31.2009
	Shares / quotas held	Interest in the capital stock - %	Capital stock	Shareholders’ Equity (capital deficiency)	Net income/ Loss for the year
Novasoc	1,000	10.00	10	(11,983)	(3,042)
Sé	1,444,656,368	100.00	1,444,656	1,601,757	60,957
Sendas Distribuidora	607,083,796	57.43	835,677	(5,139)	22,191
Pa Publicidade	99,999	99.99	100	3,415	1,745
Barcelona	15,010,000	100.00	16,592	126,786	33,255
CBD Panamá	1,500	100.00	4	1,162	899
CBD Holland B.V.	180	100.00	-	348	-
Xantocarpa	28,671,514	99.99	28,672	10,394	(17,303)
Vedra	9,000	100.00	10	(15)	(25)
Bellamar	9,990	100.00	138,565	138,565	5,914
Vancouver	9,990	100.00	10	10	-
Dallas	9,000	100.00	1	1	-
Bruxelas	9,000	100.00	1	1	-
Globex	118,761,500	95.46	671,033	642,358	(6,245)

b) Breakdown of investments

	Parent Company								Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Mandala	Globex	Other	Total	Total
Balances at December 31, 2008	-	1,434,484	1,670	26,442	-	-	578	1,463,174	113,909
Additions	-	-	-	-	-	-	226	226	84,505
Acquisitions	-	-	-	-	1,125,156	573,151	22	1,698,329	-
Exchange Variation	-	-	-	-	-	-	(206)	(206)	-
Write-off	-	-	-	-	-	-	(97)	(97)	-
Merger	-	-	-	-	(1,074,003)	-	-	(1,074,003)	(3,566)
Equity Accounting	(3,042)	56,752	1,745	3,298	(51,153)	49,844	1,011	58,455	17,579
Dividends Receivable	-	-	-	(783)	-	-	-	(783)
Transfer to capital deficiency	3,042	-	-	-	-	-	-	3,042	-
Law 11,638/07	-	-	-	-	-	1,915	-	1,915	-
Balances at December 31, 2009	-	1,491,236	3,415	28,957	-	624,910	1,534	2,150,052	212,427

10. Investments (Continued)

b) Breakdown of investments (Continued)

	Parent Company							Consolidated
	Novasoc	Sé	P.A.Publ.	Sendas	Globex	Other	Total	Total
Balances at December 31, 2009	-	1,491,236	3,415	28,957	624,910	1,534	2,150,052	212,428
Additions	-	-	-	-	12,562	-	12,562	-
Acquisitions	-	-	-	-	-	-	-	-
Exchange Variation	-	-	-	-	-	7	7	-
Write-off	-	-	-	-	-	-	-	-
Merger	-	-	-	-	-	-	-	-
Equity Accounting	7,001	25,071	(131)	926	(3,461)	2,113	31,519	9,628
Investment Gain/Loss	-	-	-	-	1,764	-	1,764	925
Dividends Receivable	-	-	-	783	-	-	783
Transfer to Capital
Deficiency	(7,001)	-	-	-	-		(7,001)	-
Balances at March 31, 2010	-	1,516,307	3,284	30,666	635,775	3,654	2,189,686	222,981

(i) Novasoc

A company holding the rights resulting from the Lease Agreement entered into with Paes Mendonça S.A. related to 16 stores currently operated by the Company. Said lease agreement will be effective until 2014. During the term of the agreement, Paes Mendonça’s shareholders won’t be able to sell or in any way transfer their shares to third parties without prior and express consent from Novasoc. At March 31, 2010, the lease payments amounted to R$4,606 (R$3,191 in March 2009), including an additional contingent rental amount based on 0.5% to 2.5% over total revenues of the stores, subject-matter of the referred agreement.

The Company recorded R$4,983 (R$11,983 in 2009), under “Provision for investment losses”, to recognize Novasoc’s liabilities with creditors.

(ii) Sé

A subsidiary holding (i) shares representing 100% of the capital stock of Bellamar, a company that owns all shares issued by FIC; and (ii) shares representing 100% of the capital stock of Barcelona, a company that operates the Company’s cash & carry segment (“atacarejo”) through the Assai brand.

(iii) Sendas Distribuidora

A subsidiary that concentrates the Company’s retailing operations in the State of Rio de Janeiro, according to the Partnership Agreement entered into with Sendas S.A., as mentioned in Note 1. Sendas Distribuidora holds a direct interest in Xantocarpa, corresponding to 99.9% of its capital stock. Xantocarpa concentrates the Company’s cash and carry operations in the State of Rio de Janeiro, through the Assai brand.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(iii) Sendas Distribuidora (Continued)

Currently, the parties are negotiating the exercise of PUT option notified to the Company on January 5, 2007 by Sendas S.A. is under negotiation, expressing the exercise of the right to swap all paid-up shares it holds for preferred shares of the Company’s capital stock, as provided for in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

(iv) Barcelona

A direct subsidiary that operates through Sé, operating in the cash & carry segment through the Assai brand.

(v) Globex

A direct subsidiary of the Company that holds 98.77% of its capital stock. Alternatively to the public tender offer to acquire Globex shares owned by other non-controlling shareholders, Globex’s controlling shareholders were granted the stock option for class B preferred shares (“Class B Preferred Shares”), without voting rights, with no par value and not tradeable, to be issued due to CBD’s capital increase, and pay them up using the credit from the installments of the acquisition price, case in which Globex’s controlling shareholders would be granted an additional credit, equivalent to 10% of the amount corresponding to the acquisition price, to be exclusively used for the payment of Class B Preferred Shares.

Remaining Class B Preferred Shares held by Globex’s former shareholders will be converted into Class A Preferred Shares according to the following schedule:

a. 28% were converted at January 7,2010;

b. 20% will be converted at July 7, 2010; and

c. 20% will be converted at January 7, 2011.

The Company has also guaranteed, in an agreement, that upon the conversion of Class B Preferred Shares into Class A Preferred Shares, pursuant to the terms and conditions established above, specifically related to shares being converted into Class A Preferred Shares at that moment, the Company will pay Globex’s shareholders who decided to subscribe Class B Preferred Shares, whether or not controlling shareholders, the amount corresponding to the positive difference between R$40.00 per share, duly restated according to CDI variation, as of the signature of the Share Purchase Agreement (June 7, 2009), until the date of each conversion, and the market value of Class A Preferred Shares at that time, calculated according to the weighted average price per volume on the fifteen (15) trading sessions of BOVESPA immediately prior to each conversion date.

10. Investments (Continued)

c) Breakdown of investments (Continued)

(v) Globex (Continued)

At a Notice to the Market of February 9, 2010, the Company announced the results of the auction for the public tender offer of common shares issued by Globex, due to the sale of Globex’s control, and cumulatively, as a result of the Company’s higher interest in Globex’ voting capital (the “OPA”). The Company announced that, due to the OPA auction held at February 3, 2010, it has acquired 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock, which generated a goodwill of R$19,906 to the Company. In view of acquisitions made in the OPA, the Company now holds 98.77% of Globex’s total and voting capital stock.

Taking into account that all shareholders who adhered to the OPA opted for the Mixed Payment Option are entitled to be paid in domestic currency and in Class B preferred shares of the Company (“Class B Preferred Shares”), the Company paid the total amount of R$28,428 and 137,014 Class B Preferred Shares to shareholders who adhered to the OPA at February 10, 2010, OPA’s settlement date.

Class B Preferred Shares shall be converted into Class A Preferred Shares of the Company (“Class A Preferred Shares”) according to the schedule of item 6.5 of the OPA Call Notice. Pursuant to item 1.6.1.3 of the Call Notice, considering that the first and second conversion dates have already occurred, 60% of the Class B Preferred Shares delivered as payment of the OPA, were converted into Class A Preferred Shares at February 17, 2010.

The subsidiary Globex, by means of its subsidiary Lake Niassa Empreendimentos e Participações Ltda., holds a 50% interest in Banco Investcred’s capital stock, whose management was shared between Globex and Unibanco, pursuant to the Shareholders’ Agreement dated October 26, 2001. Therefore, pursuant to CVM Ruling 247/96, the consolidated Quarterly Information was prepared taking into account the proportional consolidation of this investment until September 30, 2009. As of October 1, 2009, Banco Investcred was consolidated by Banco Itaú, as per Note 3(r).

(vi) FIC – Partnership Agreement between the Company and Banco Itaú

Investee which owns the exploitation rights of the Company’s financial activities, whose shares representing its capital stock are held by the subsidiary Bellamar and Itaú Unibanco, at the ratio of 50% each.

10. Investments (Continued)

b) Breakdown of investments (Continued)

(vi) FIC – Partnership Agreement between the Company and Banco Itaú (Continued)

The partnership includes all brands and formats of stores operated or owned by CBD, direct or indirectly, including supermarkets, hypermarkets, convenience stores, home appliance stores, cash and carry stores, gas stations, drugstores and e-commerce (Internet). The inclusion of stores to be acquired or new businesses to be developed by the Company or its subsidiaries within the scope of the partnership will be subject to negotiation between the parties.

Itaú Unibanco is in charge of FIC’s operating management, by incorporating the structure and commercialization of financial products to Globex’s customers, previously performed by Banco Investcred.

11. Property and Equipment

			Parent Company
	Annual depreciation rates%		3.31.2010			12.31.2009
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	817,083	-	817,083	817,083
Buildings	3.33	3.33	2,331,174	(593,816)	1,737,358	1,750,712
Improvements	-	6.67	1,574,663	(762,026)	812,637	822,036
Equipment	10.0 to 33.0	12.73	999,904	(680,340)	319,564	308,445
Installations	20.0 to 25.0	20.0	261,292	(201,898)	59,394	51,445
Furniture and
fixtures	10.0	10.0	383,583	(248,800)	134,783	135,114
Vehicles	20.0	20.0	22,407	(9,262)	13,145	16,705
Construction in
progress	-	-	357,494	-	357,494	274,279
Other	10.0	10.0	126,825	(20,481)	106,344	92,358
			6,874,425	(2,516,623)	4,357,802	4,268,177

Leasing

Hardware	10.0	10.0	5,528	(1,033)	4,495	4,771
Buildings	5.0 to 20.0	5.0 to 20.0	34,447	(10,447)	24,000	24,342
Total			39,975	(11,480)	28,495	29,113

Total			6,914,400	(2,528,103)	4,386,297	4,297,290

11. Property and Equipment (Continued)

			Consolidated
	Annual depreciation rates %		3.31.2010			12.31.2009
	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Lands	-	-	873,660	-	873,660	873,862
Buildings	3.33	3.33	2,475,359	(650,108)	1,825,251	1,838,847
Improvements	-	6.7	2,402,766	(1,205,336)	1,197,430	1,173,541
Equipment	10.0 to 33.0	12.7	1,421,488	(938,051)	483,437	456,583
Installations	20.0 to 25.0	20.0	390,821	(274,159)	116,662	105,307
Furniture and
fixtures	10.0	10.0	584,872	(364,008)	220,864	219,778
Vehicles	20.0	20.0	27,816	(11,250)	16,566	21,599
Construction in
progress	-	-	407,054	-	407,054	360,738
Other	10.0	10.0	152,406	(27,795)	124,611	109,122
			8,736,242	(3,470,707)	5,265,535	5,159,377

Leasing

Machinery and
equipment	10.0 to 33.0	10.0	40,401	(6,938)	33,463	35,272
Hardware	10.0	10.0	8,981	(2,061)	6,920	7,362
Installations	20.0 to 25.0	10.0	1,292	(275)	1,017	1,232
Furniture and
fixtures	10.0	10.0	17,945	(3,102)	14,843	14,603
Vehicles	20.0	20.0	1,375	(787)	588	657
Buildings	5.0 to 20.0	5.0 to 20.0	43,404	(13,403)	30,001	30,438
Total			113,398	(26,566)	86,832	89,564

Total			8,849,640	(3,497,273)	5,352,367	5,248,941

a) Additions to property and equipment

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Additions	169,277	47,585	222,385	69,615
Financial leasing	-	3,882	-	6,799
Capitalized interest	2,055	2,360	2,362	2,938
Total	171,332	53,827	224,747	79,352

“Additions” comprise the amounts incurred with the acquisition of operating assets, land and buildings to expand activities, construction of new stores, modernization of existing warehouses and improvements of stores and investment in equipment and information technology.

According to CPC 01, the items of property and equipment showing signs that its costs registered are higher than its recovery values are reviewed in detail and periodically to determine the need of provision to reduce the book balance to its realization value. The Management neither identifies any changes in the circumstances or signs of technological obsolescence nor any evidence that its tangible assets used in its operations are not recoverable, concluding that no provision for assets losses is required.

12. Intangible Assets

	Parent Company
	Balance at 12.31.2009	Additions	Transfer	Write-off	Amortization	Balance at 3.31.2010

Software (20% p.a.)	136,905	10,459	(256)	(2)	(9,971)	137,135
Goodwill	808,196	19,906				828,102
Total	945,101	30,364	(256)	(2)	(9,971)	965,237

	Consolidated
	Balance at 12.31.2009	Additions	Transfer	Write-off	Amortization	Balance at 3.31.2010

Goodwill -Globex	14,234	-	-	-	(1,234)	13,000

Software (20% p.a.)	158,202	13,640	(56)	6,886	(11,938)	166,734

Goodwill	1,260,105	19,920	(5,313)	-	-	1,274,712
Total	1,432,541	33, 560	(5,369)	6,886	(13,172)	1,454,446

For consolidation purposes, upon the merger of subsidiaries, the amounts originally recorded under investments, including goodwill based on expected future profitability, were recorded in the intangible assets. Goodwill balances verified in the acquisitions of equity interests are supported by technical reports on the expected future profitability of the companies and were amortized until December 31, 2008 according to the terms and extensions estimated in said reports, limited to 10 years.

Goodwill balances are no longer amortized on an accounting basis since January 1, 2009, only subject to the impairment test pursuant to CPC 01. According to the Company’s assessments on December 31, 2009 and considering future results projections, the Management concluded that no provision for assets losses is required.

The increase of R$19,906 in the goodwill balance refers to the acquisition of 4,102,220 common shares representing approximately 3.3% of Globex’ capital stock, due to the OPA (public tender offer) auction held on February 3, 2010.

In the merger of subsidiaries and for consolidation purposes, the amounts originally recorded under investments, such as, goodwill, mainly, expectation of future profitability were transferred to the intangible assets and were amortized until December 31, 2008 within the terms and extensions of profitability projections which determine them, limited by a 10-year term.

The Company valued the recovery of goodwill book value based on its usage value, using the cash generating units discounted cash flow method, which represent the set of tangible and intangible assets employed in the operation. The process to estimate the usage value involves the utilization of assumptions, judgments and estimates on future cash flows, growth and discount rates. The future cash flow assumptions and growth projections are based on the Company’s annual budget and long-term business plan, approved by the Board of Directors, as well as comparable market data and they represent the best Management’s estimate on the economic conditions to prevail during the economic useful life of cash flow generating assets.

The key assumptions used when estimating the usage value to which the assets recovery value is more sensitive are as follows:

12. Intangible Assets (Continued)

Revenues– Revenues were projected based on the Company’s annual budget for the following year and business plan comprising the period between 2010 and 2014;

Operating costs and expenses – Costs and expenses were projected based on the Company’s historical performance and its growth was projected in line with sales growth, taking into account its relationship;

Capital Investments – these were estimated taking into account the infrastructure necessary to support sales growth.

The key assumptions were estimated taking into account the Company’s historical performance and based on reasonable macroeconomic assumptions and compatible with external sources of information based on the financial market projections, documented and approved by the Company’s Management bodies.

Consistently with the economic valuation techniques, the usage value valuation is made for a 5-year period. Revenue growth rates used are compatible with long-term macroeconomic expectations, which are yearly reviewed based on the historical performance and prospects for the sector where the Company operates.

Future cash flows estimated were discounted at a single discount rate of 9.7% this year.

The Company’s intangible assets impairment test did not require the recognition of losses since the estimated usage value exceeds its net book value on the valuation date.

13. Loans and financing

i) Breakdown of debt

		Parent Company		Consolidated
	Note	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Debentures	13d	265,869	22,843	265,869	22,843
Swap agreements	13a	608	654	608	654
Funding cost		(4,119)	(4,111)	(4,119)	(4,111)
		262,358	19,386	262,358	19,386
Domestic currency
BNDES	13b	38,065	38,101	66,760	38,101
Working capital	13a	355,538	-	439,900	27,593
Financial leasing	23b	16,535	20,273	32,457	37,612
Swap agreements		(1,177)		(1,381)
Funding cost		(76)	(304)	(82)	(422)
		408,885	58,070	537,654	102,884

Foreign currency
BNDES	13b	-	654	-	33,897
Working capital	13a	2,028	1,970	181,142	175,244
Swap agreements	13a	(8,013)	(7,218)	129,419	129,635
Funding cost		(183)	(182)	(453)	(497)
		(6,168)	(4,776)	310,108	338,279

Total current		665,075	72,680	1,110,120	460,549

13. Loans and financing (Continued)

i) Breakdown of debt (Continued)

		Parent Company		Consolidated
	Note	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Debentures
Swap agreements	13d	1,249,218	1,492,893	1,249,218	1,492,893
Funding cost		(10,516)	(11,537)	(10,516)	(11,537)
		1,238,702	1,481,356	1,238,702	1,481,356

Domestic currency
BNDES	13b	62,789	72,208	85,793	101,517
Working capital	13a	-	345,310	217,017	409,063
PAFIDC quotas	8	-	-	1,100,607	1,077,727
Financial leasing	23b	47,869	50,356	76,712	82,173
Swap agreements	13a	-	984	-	1,100
Funding cost		(87)	(106)	(87)	(106)
		110,571	468,752	1,480,042	1,671,474

Foreign currency
BNDES	13b	-	-	-	-
Working capital	13a	373,679	361,346	657,217	488,505
Swap agreement	13a	15,816	19,047	18,329	23,449
Funding cost		(30)	(76)	(212)	(307)
		389,465	380,317	675,334	511,647

Total noncurrent		1,738,738	2,330,425	3,394,078	3,664,477

ii) Noncurrent maturity

Year	Parent Company	Consolidated

from 13 to 24 months	653,303	741,574
from 25 to 36 months	403,346	1,754,909
from 37 to 48 months	461,901	668,887
from 49 to 60 months	200,520	200,834
over 60 months	30,301	38,689
Subtotal	1,749,371	3,404,893

Funding cost	(10,633)	(10,815)

Total	1,738,738	3,394,078

13. Loans and financing (Continued)

a) Working capital financing

The funds for working capital financing purposes are obtained from local financial institutions and are used to finance customer credit (remaining balance not granted to PAFIDC) or GPA growth. This funding is obtained without guarantees, except for Sendas Distribuidora, whose operations are endorsed by the Company.

		Parent Company			Consolidated
		Rate*	3.31.2010	12.31.2009	Rate*	3.31.2010	12.31.2009
Debt
Domestic currency
Unibanco	CDI		-	-		-	4
Banco do Brasil	CDI	11.0%	355,538	345,310	11.3%	619,900	404,332
Itaú	CDI		-	-	1.5%	1,054	1,702
IBM			-	-	0.8%	23,824	25,517
Bradesco			-	-	100.0%	151	-
Alfa	CDI		-	-	1.5%	11,988	5,101
			355,538	345,310		656,917	436,656

Foreign currency
ABN AMRO	YEN	1.69%	120,361	118,271	5.51%	394,080	381,524
Santander	USD	5.94%	255,346	245,045		293,801	282,225
IBM		3.35%	-	-	6.26%	150,478
			375,707	363,316		838,359	663,749
Swap agreements
ABN AMRO	CDI	101.8%	(8,013)	(8,131)	103.2%	101,571	102,902
Santander	CDI	101.6%	15,816	19,047	103.2%	46,177	49,269
Votorantim	CDI	100.0%	-	195	100.0%	-	197
Pactual		100.0%	-	718	100.0%	-	718
BRASIL	CDI	11.0%	(1,177)	984	11.3%	(1,381)	1,098
			6,626	12,813		146,367	154,184

Overall total			737,871	721,439		1,641,643	1,254,589

* Weighted average rate

The Company uses swap operations to translate U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian reais liabilities pegged to CDI (floating) variation.

CDI annual benchmark rate at March 31, 2010 stood at 8.61% (8.55% at December 31, 2009).

b) BNDES

The line of credit obtained from the National Bank for Economic and Social Development (BNDES) is subject to indexation based on TJLP rate (long-term interest rate), accrued of annual interest rates. In the event the TJLP exceeds 6% p.a., the surplus will be added to the principal outstanding balance. The Company also has agreements indexed based on a basket of foreign currencies, in addition to the respective charges, plus the outstanding balance and annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

In the quarter ended March 31, 2010, the Company had two agreements entered into with BNDES at May 9, 2007, and July 28, 2009, which are indexed by TJLP.

13. Loans and financing (Continued)

b) BNDES (Continued)

In addition to BNDES Resolutions 665/87 (Provisions Applicable to BNDES Agreements) and 660/87 (Follow-up Rules and Instructions), the Company must observe certain debt covenants indexes calculated based on its consolidated information, in accordance with Brazilian GAAP. At March 3, 2010, the Company renegotiated the ratios to be observed, which now are as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. The Management effectively controls and monitors debt covenants, and has been fully performing the ratios required on a contractual basis.

The funding obtained by subsidiary Globex with financial institutions (BNDES, Banco IBM and Unibanco) includes event of early maturity related to the change in the share control. Said financial institutions have already officially declared that they will not exercise this right referring to the declaration of early maturity.

				Parent Company		Consolidated
Annual financial charges	Grace period	No. of Monthly installments	Maturity	3.31.2010	12.31.2009	3.31.2010	12.31.2009

Currency basket + 4.125%	14	60	Jan/2010		654	-	654
TJLP+ 3.2%	6	60	Nov/2012	88,124	96,385	88,124	96,385
TJLP+ 2.7%	6	60	Nov/2012	12,730	13,924	12,730	13,924
TJLP+ 4.5%	4	24	Feb/2010	-	-	3,186	7,336
TJLP+ 4.5%	5	24	Jan/2011	-	-	3,091	4,018
TJLP+ 2.3%	5	48	May/2012	-	-	2,276	2,538
TJLP+ 2.3%	11	48	Jun/2013	-	-	9,838	13,035
TJLP+ 2.8%	7	48	Nov/2011	-	-	22,532	25,910
TJLP+ 2.8%	6	48	May/2012	-	-	10,776	9,715
				100,854	110,963	152,553	173,515

c) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, quotas issued by PAFIDC owned by the Company were reclassified into the item “Loans and financing” (Note 8).

13. Loans and financing (Continued)

d) Debentures

(i) Breakdown of outstanding debentures

	Type	Outstanding securities	Annual financial charges	Unit price	3.31.2010	12.31.2009
6th issue
1st series	No preference	54,000	CDI + 0.5%	10,293	544,146	555,821
2nd series	No preference	23,965	CDI + 0.5%	10,293	241,490	246,672
7th issue
1st series	No preference	200	119% of CDI	1,056,320	216,354	211,264
8th issue
1st series	No preference	500	109.5% of CDI	1,003,959	513,098	501,979
6th issue
1st and 2nd series	Interest swap		104.96% of CDI		607	655

Funding Cost					(14,635)	(15,649)

Parent Company/Consolidated – short and long-term					1,501,060	1,500,742

Noncurrent liabilities					1,238,702	1,481,356

Current liabilities					262,358	19,386

(ii) Debenture operation

	Number of debentures	Amount
At December 31, 2008	77,965	814,729
Paid interest and swap		(92,988)
Interest net of payment and swap		79,001
7th issue of debentures	200,000	200,000
8th issue of debentures	500.000	500,000

At December 31, 2009	777,965	1,500,742
Paid interest and swap	-	(33,804)
Interest and swap	-	34,122
At March 31, 2010	777,965	1,501,060

(iii) Additional information

6th issue – On March 27, 2007, the members of the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

Series: the issue took place in two series; in the first series 54,000 debentures were issued, and 23,965 debentures in the second series.

Class and Convertibility: book-entry and are not converted into shares issued by the Company.

Type: unsecured

Issue Date: March 1, 2007

Term and Maturity: seventy-two (72) months, thus maturing on March 1, 2013;

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Remuneration: daily average rate of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, based on a year of 252 days, due half-yearly, as of the issue date, always on March and September 1 every year;

Amortization: to be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. On each amortization payment date, 25,988 debentures will be paid.

Guarantee: no guarantee

Optional Early Redemption: as of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement premium corresponding to, at most, one point five tenths per cent (1.5%), calculated on a “pro rata temporis” basis, downward count. The partial redemption, if applicable, may occur through a draw, pursuant to paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules;

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At March 31, 2010, the Company complied with debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: the funds raised through the first series of the 6th issue of debentures will be used by the Company to strengthen working capital and the remainder to pay current debt.

7th issue – at June 8, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 200 non-convertible debentures, in the total amount of R$200,000. The debentures issued within the scope of the 7th issue have the following characteristics:

Series: single

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: June 15, 2009

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Term and Maturity: seven hundred and twenty (720) days as of the issue date, thus maturing on June 5, 2011.

Remuneration: 119% of average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Amortization: amortization in a lump sum on the maturity date

Early Redemption: not applicable

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At March 31, 2010, the Company complied with the debt covenants (financial ratios) established in said deed of debentures.

Utilization of funds: funds raised by means of the 7th issue shall be exclusively used by the Company to acquire farming and ranching products with its suppliers who are agricultural producers and/or cooperatives listed in the respective Deed of Issue within a term not exceeding five (5) months as of the issue date to be sold at the Company’s establishments.

8th issue – at December 4, 2009, the members of the Company’s Board of Directors approved the issue and the restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

Tranches: single tranche

Class and Convertibility: registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.

Type: unsecured

Issue date: December 15, 2009

Term and Maturity: sixty (60) days as of the issue date, thus maturing on December 15, 2014.

13. Loans and financing (Continued)

d) Debentures (Continued)

(i) Breakdown of outstanding debentures (Continued)

Remuneration: 109.5% average daily rates of one-day DI – Interbank Deposits, known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

Amortization: the unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

Early Redemption: the Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

Guarantee: no guarantee

Financial Ratios: calculated based on the Company’s quarterly information: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio (Note 25), lower or equal to 3.25. At March 31, 2010, the Company complied with debt covenants (financial indexes) established in said deed of debentures.

Utilization of funds: the funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen the working capital.

14. Financial instruments

GPA uses financial instruments operations with a view to increase its capacity of investments in order to sustain its growth strategy. Derivatives operations are exclusively used to reduce the exposure to risks resulting from the foreign currency fluctuation and interest rates, aiming at maintaining the balanced capital structure.

Parent company’s financial instruments and consolidated are reported pursuant to CVM Deliberations 478/08 and 566/08, which approved the Technical Pronouncement CPC 14.

Main financial instruments and their amounts recorded in the quarterly information by category are summarized as follows:

14. Financial instruments (Continued)

	Parent Company
	Book Value		Fair Value
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Cash and cash equivalents	1,268,511	1,928,437	1,268,511	1,928,437
Accounts receivable and PAFIDC	957,694	950,467	957,694	950,467
Related parties	612,873	466,328	612,873	466,328
Suppliers	(2,065,252)	(2,327,444)	(2,065,252)	(2,327,444)
Loans and Financing (*)	(902,753)	(902,363)	(899,820)	(903,669)
Debentures	(1,501,060)	(1,500,742)	(1,475,281)	(1,481,880)
Net exposure	(1,629,987)	(1,385,317)	(1,601,275)	(1,367,761)

	Consolidated
	Book Value		Fair Value
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Cash and cash equivalents	1,807,633	2,344,200	1,807,633	2,344,200
Accounts receivable and PAFIDC	2,727,115	2,784,475	2,727,115	2,784,475
Related parties	228,045	234,368	228,045	234,368
Suppliers	(3,406,065)	(4,004,397)	(3,406,065)	(4,004,397)
Loans and Financing (*)	(3,003,138)	(2,624,284)	(2,999,997)	(2,625,554)
Debentures	(1,501,060)	(1,500,742)	(1,475,281)	(1,481,880)
Net exposure	(3,147,470)	(2,766,380)	(3,118,550)	(2,748,788)

(*) loans and derivative financial instruments classified as fair value hedge are recorded by fair value.

The Company adopts risk control policies and procedures, as outlined below:

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i) Credit risk

•

Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution ratings, which are frequently restated (Note 4).

•

Receivables: The credit risk related to accounts receivable is mitigated by the fact that most of sales of the Company and its subsidiaries are carried out via credit cards. In the quarter ended March 31, 2010, direct sales to individuals through post-dated checks accounted for nearly 0.27% of total sales in the period (0.40% at March 31, 2009). Credit card and/or tickets sales are mostly assigned to PAFIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (Note 8).

(ii) Interest rate risk

The Company and its subsidiaries obtain loans and financing from major financial institutions in order to meet its cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to material interest rate fluctuation risks, mainly due to the liabilities component of derivative operations (currency hedge) and CDI-related debts. The balance of marketable securities indexed to CDI, partially offsets this effect.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may result in the increase of liabilities balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange rate risk, turning the cost of debt into local currency and interest rates.

• Derivative financial instruments

The swap agreements mentioned above are classified as fair value hedges. At March 31, 2010, these agreements amount to a reference value of R$1,000,753 (ditto in 2009). Usually, these operations are contracted on a matched basis, in terms of value, term and rates, and preferably with the same financial institution, observing the limits established by the Management.

Other swap operations carried out by the Company and its subsidiaries are substantially related to debentures and BNDES loans, aiming at changing fixed and variable interest rates into variable interest rates (CDI). These instruments are classified as “measured at fair value to income”.

According to the Company’s treasury policy, swaps with caps are not allowed, as well as margins, “regret” clauses, double index, flexible options or any other types of options different from traditional swaps for the hedge of debts, including for speculative purposes.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

The Company calculates the effectiveness of these hedge operations upon their contracting and on a continued basis (at least, quarterly). Hedge operations contracted in the period ended March 31, 2010 showed effectiveness in relation to the debts, purpose of this hedge. For derivative operations qualified as hedge accounting, pursuant to CPC 14, the hedged debt is also adjusted at fair value as per fair value hedge rules.

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iii) Exchange rate risk (Continued)

		Consolidated

		Reference Value (notional)		Fair value

Fair value hedge		3.31.2010	12.31.2009	3.31.2010	12.31.2009
Purpose of hedge (debt)		(1,009,939)	(964,939)	(1,089,888)	(1,009,059)
Long Position
USD + Pre	5.92% p.a. (5.93% p.a. at 12.31.2008)	502,522	502,522	567,481	494,875
YEN + Pre	1.69% p.a. (1.69% p.a. at 12.31.2008)	108,231	108,231	120,361	118,271
		390,000	390,000	402,006
Pre-fixed rate		1,000,753	1,000,753	1,089,848	1,004,868

Short Position
% CDI	102.35% p.a.	(1,000,753)	(1,000,753)	(1,236,214)	(1,208,705)

		Consolidated

		Reference Value (notional)		Fair value
Measured at fair value through income
		3.31.2010	12.31.2009	3.31.2010	12.31.2009

Long Position

CDI + Pre	100% of CDI + 0.5% p.a.	779,650	779,650	792,455	815,445
USD + Pre	100% of CDI - 4.61% p.a.	-	2,706	-	529
		779,650	782,356	792,455	815,974

Short Position

% CDI		(779,650)	(782,356)	(793,063)	(817,360)
		-	-	(608)	(1,386)

Gains and losses, realized and unrealized, on these agreements, for the quarter ended March 31, 2010, are recorded in the net financial income and the balance receivable or payable in the fair value of R$146,975 (R$154,838 in 2009) is recorded in item “loans and financing”.

The effects of fair value hedge to the net income for the quarter ended March 31, 2010 were R$(2,525) (R$(1,095) in March 2009).

Other instruments marked at fair value showed effects in the income for the quarter ended March 31, 2010 of R$217 (R$12,495 in March 2009).

14. Financial instruments (Continued)

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries (Continued)

(iv) Fair values of derivative financial instruments

Fair values are calculated by projecting the future flows of operations, based on the projected CDI curves of BM&F Bovespa and carrying them at present value, using DI market rates to swaps published by BM&F Bovespa.

The market values of swaps – exchange coupon x CDI were obtained by using exchange rates prevailing on the market on the date the financial information is drawn up and on rates projected by the market calculated based on the currency coupon curves. In order to determine the coupon of foreign currency indexed-positions the straight line convention of 360 consecutive days was adopted and to determine the coupon of CDI indexed-position the exponential convention of 252 business days was adopted.

b) Analysis of sensitivity of derivative financial instruments

CVM Ruling sets forth that publicly-held companies, supplementing the provision of item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Supporting Documentation should disclose a sensitivity analysis chart, for each type of market risk deemed as relevant by the Management, originated by financial instruments, to which the entity is exposed on each period closing date, including all derivative financial instruments.

Pursuant to the provision above, according to the Management’s evaluation, the most probable scenario is to realize on the maturity dates of each operation what the market has been signaling through market curves (currency and interest rates) of BM&F Bovespa. Therefore, in the probable scenario, there is no impact over the fair value of financial instruments mentioned above. For scenarios II and III, for exclusive effect of sensitivity analysis, a deterioration of 25% and 50%, respectively, was considered on risk variables until the maturity date of financial instruments.

For derivative instruments (destined to hedge its financial debt), variations in scenarios are accompanied by respective purposes of hedge, thus, evidencing that effects are practically null.

For these operations, the Company disclosed the balance of purpose (debt) and hedged derivative financial instrument in separate items of a Sensitivity Analysis Chart, so that to inform about the net exposure of the Company, in each one of the three scenarios mentioned:

14. Financial instruments (Continued)

b) Analysis of sensitivity of derivative financial instruments (Continued)

(i) Fair value hedge (on maturity dates)

Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - USD	USD increase	(621,095)	(776,369)	(931,642)
Swap (long position in USD)	USD increase	623,195	778,994	934,793
	net effect	2,100	2,625	3,151

Debt - YEN	YEN increase	(136,055)	(170,069)	(204,083)
Swap (long position in YEN)	YEN increase	136,055	170,069	204,083
	net effect	-	-	-

Debt at pre-fixed rate	Rate increase	(435,343)	(446,725)	(458,125)
Swap (long position in pre- fixed rate)	Rate increase	435,343	446,725	458,125
	net effect	-	-	-

Swap (short position in CDI)	CDI increase	(1,387,088)	(1,417,829)	(1,448,812)

Net effect			(30,216)	(60,673)

The Company’s net exposure corresponds to CDI-related debt and the total net effect represents the deterioration of scenario II and III in relation to scenario I, which the Company considers as the most probable scenario.

(ii) Measured at fair value through income

Operations	Risk	Scenario I	Scenario II	Scenario III

Swap (long position in CDI)	CDI increase	982,791	1,024,353	1,065,414
Swap (short position in CDI)	CDI increase	(982,449)	(1,026,083)	(1,069,215)
	net effect	342	(1,730)	(3,801)

Total net effect		342	(1,730)	(3,801)

The total net effect of scenarios mentioned above is basically due to the Company’s exposure to CDI.

The subsidiary Globex has, at March 31, 2010, the amount of R$17,014 (US$9,557 thousand) related to Balance at Banks and R$1,501 (US$843 thousand) related to U.S. dollar-denominated foreign investment. As a result, the Company’s Management does not deem as relevant the forex exposure risk.

14. Financial instruments (Continued)

c) Consolidated position of the derivative financial instruments

The consolidated position of outstanding derivative operations at March 31, 2010 December 31, 2009 is shown below:

Outstanding
					Amount payable or receivable		Fair value
Description	Counterparties	Notional	Contracting date	Maturity	03.31.2010	12.31.2009	03.31.2010	12.31.2009

Exchange swaps registered at CETIP (JPY x CDI)	ABN AMRO	YEN 6,281,550	10/30/2007	10/31/2011	8,564	8,734	8,013	8,131

	Santander	US$ 40,000	11/21/2007	4/29/2011	(10,017)	(11,031)	(5,527)	(6,614)
		US$ 40,000	11/21/2007	5/31/2011	(10,014)	(11,028)	(5,273)	(6,351)
		US$ 40,000	11/21/2007	6/30/2011	(9,994)	(11,011)	(5,016)	(6,081)

Exchange swaps registered at CETIP (USD x CDI)	Votorantim	US$ 20,000	7/5/2005	6/10/2010	(31,024)	(30,927)	(30,361)	(30,223)
		US$ 5,304	9/23/2004	1/15/2010	-	(195)	-	(195)

	ABN AMRO	US$ 25,000	5/10/2005	4/13/2010	(54,951)	(54,667)	(54,347)	(53,954)
		US$ 25,000	6/10/2005	5/13/2010	(52,671)	(52,438)	(51,821)	(51,521)
		US$ 40,000	3/14/2008	3/2/2012	(6,033)	(6,890)	(1,660)	(2,777)
		US$ 15,000	3/14/2008	12/20/2011	(2,276)	(2,595)	(677)	(1,134)
		US$ 10,000	3/14/2008	12/20/2010	(1,533)	(1,742)	(902)	(1,156)
		US$ 10,000	3/14/2008	12/20/2011	(1,363)	(1,597)	(177)	(492)

	Pactual	US$ 14,474	12/11/2003	1/15/2010	-	(522)	-	(521)
		US$ 5,018	7/16/2004	1/15/2010	-	(198)	-	(198)

	Banco do Brasil	R$ 150,000	12/28/2009	1/3/2011	629	29	500	(399)
Interest rates swap registered at CETIP (Pre-fixed rate x CDI)		R$ 160,000	12/28/2009	1/4/2011	716	33	519	(495)
		R$ 35,000	12/28/2009	3/11/2011	185	9	159	(90)
		R$ 45,000	12/28/2009	3/11/2011	238	11	204	(116)

	Unibanco	R$ 779,650	6/25/2007	3/1/2013	61	234	(608)	(654)

						Total	(146,975)	(154,839)

The net position of the aforementioned agreements is recorded in loans and financing according to Note 13.

15. Taxes and social contribution payable

The amounts payable were as follows:

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Current
PIS and COFINS payable and other	71,000	109,775	131,291	172,131
Provision for income and social contribution taxes	38,640	44,314	55,077	82,936
	109,640	154,089	186,368	255,067
Taxes paid by installments
Tax installment payment Law 11,941/09	-	-	3,059	-
INSS (i)	40,914	41,477	40,914	45,319
CPMF (i)	8,269	7,765	12,768	9,682
Other (ii)	3,470	3,398	3,680	3,604
	52,653	52,640	60,421	58,605

Total Current	162,293	206,729	246,789	313,672

Noncurrent
Taxes paid by installments
Tax installment payment Law 11,941/09 (iii)	1,047,667	996,738	1,139,752	1,043,046
INSS (i)	92,093	103,693	92,093	115,069
CPMF (i)	19,292	19,413	22,083	25,480
Other (ii)	20,485	20,800	21,628	21,984
Total NonCurrent	1,179,537	1,140,644	1,275,556	1,205,579

Total	1,341,830	1,347,373	1,522,345	1,519,251

Tax payments by installments include the following amounts:

(i)

INSS, CPMF – The Company adhered to the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003, discontinuing few proceedings. The taxes included in this program is subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

(ii)	Other – The Company adhered to the State and Municipal Tax Payment Installments Program (PPI). Taxes included in this program are adjusted by SELIC, and may be payable within 120 months.
(iii)

COFINS (Law 9,718/99), SEBRAE (Support Service for Entrepreneurs and Small-Sized Companies) Contribution and Offset of Social Security Contribution Debt – After legal advisors’ assessment, the Company’s Management decided to include these contingencies in the installment program set forth by Law 11,941/09 (REFIS).

16. Provision for litigations

Provision for litigations is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

16. Provision for litigations (Continued)

	Parent Company
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2009	34,842	38,683	-	32,972	106,497
Additions	-	1,413	7,307	473	9,193
Reversal/Payment	-	-	(5,493)	(2,000)	(7,493)
Monetary Restatement	670	839	1,595	996	4,100
Judicial Deposits	-	(6)	(3,409)	(9)	(3,424)
Balance at March 31, 2010	35,512	40,929	-	32,432	108,873

	Consolidated
	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at December 31, 2009	161,391	68,447	26,871	110,456	367,165
Tax installment payment Law
11,941/09 - Globex	(71,164)	(10,610)			(81,774)
Additions	1,599	4,071	10,981	4,636	21,287
Reversal/Payment	-	-	(9,522)	(5,390)	(14,912)
Transfer	-	-	(264)	264	-
Monetary Restatement	2,553	1,460	2,522	1,106	7,641
Judicial Deposits	-	(15)	(5,649)	(10)	(5,674)
Balance at March 31, 2010	94,379	63,353	24,939	111,062	293,733

a) Taxes

Tax-related claims are indexed to the Central Bank Overnight Rate (“SELIC”), at 8.63% at March 31, 2010 (9.50% at December 31, 2009), and are subject, when applicable, to fines.

COFINS and PIS

As the non-cumulativeness system for the purposes of calculating PIS started (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries started to argue the appropriation of credits, as well as the possibility of excluding the amount from ICMS in its calculation bases with the judiciary branch. Finally, the Company filed a lawsuit discussing the exclusion of default charges from the calculation of debt related to COFINS rate.

The claims amounts of PIS and COFINS at March 31, 2010 is R$94,379 (R$161,391 in 2009).

Other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked, as ruled by CVM. These are: tax deficiency notice concerning the difference of inflation indexes used when determining income tax, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ), 1% increase in ICMS rate enacted by the Rio de Janeiro State government– “Fundo Estadual de Combate à Pobreza” (State Government Fund Against Poverty), as well as other ISS (services tax)-related claims. The amount recorded at March 31, 2010 for such issues is R$28,405 (R$34,984 at December 31, 2009).

16. Provision for litigations (Continued)

a) Taxes (Continued)

In addition, the Company claims in court its right of not paying the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The amount accrued at March 31, 2010 is R$34,948 (R$33,463 in 2009) and the Company made a R$9,578 (R$9,564 in 2009) judicial deposit.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2010, the Company recorded a provision of R$78,906 (R$82,627 in 2009) referring to lawsuits whose risk of loss was considered probable and R$48,857 (R$39,788 in 2009), referring to lawsuits whose risk of loss is deemed as possible. Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (0.08% accumulated in the quarter ended March 31, 2010 and 0.70% in 2009) accrued of 1% monthly interest. The balance of the net provision for restricted judicial deposits is R$24,939.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•

The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At March 31, 2010, the accrual amount for these lawsuits is R$27,456 (R$25,735 in 2009), for which there are no judicial deposits.

•

The balance of Globex’s civil actions at March 31, 2010 was mainly composed of: (i) consumer lawsuits in the amounts R$21,023, (ii) provisions referring to the risk revaluation of action for damages of R$7,544, deriving from contractual termination proposed by former service provider; (iii) recording of a provision of R$24,155 in view of the contractual assumption of mandatory payment of a fee on behalf of shopping centers management companies, as a result of change in share control; and (iv) recording of a provision of R$7,545 in order to deal with the indemnification risks deriving from the expectation of contractual termination with service providers.

Total civil actions and Other at March 31, 2010 is R$111,062, net of judicial deposits.

16. Provision for litigations (Continued)

d) Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, have not been accrued, at March 31, 2010, as follows:

•

INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$118,521 (R$112,878 in 2009). The proceedings are under administrative and court discussion. Out of this amount R$104,231 are guaranteed by real properties or bank guarantee.

•

IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$242,341 (R$244,668 in 2009).

•

COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$603,436 (R$632,954 in 2009).

•

ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits, (ii) acquisitions from suppliers considered to be unfit according to the state treasury’s records, (iii) return of goods to its stores and (iv) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,363,576 (R$1,328,274 in 2009), which await a final decision in the administrative and court levels.

•

ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$77,659 (R$68,199 in 2009) and await administrative and court decisions. The increased amount is due to new administrative and legal proceedings.

•

Other litigations – They are related to administrative lawsuits and lawsuits under the civil scope, special civil court, Consumer Protection Agency (“PROCON”) (in many Weight and Measure Institute (“IPEM”), National Institute of Metrology,
and Industrial Quality (“INMETRO”) and National Health Surveillance (“ANVISA”), amounting to R$82,228 (R$79,510 in 2009).

•	In the subsidiary Globex, provisions were not set up for the contingent liabilities with of losses and amounted to R$148,321 at March 31, 2010 (R$127,355 in 2009).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

16. Provision for litigations (Continued)

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to judicial deposits not linked to the litigations recorded in liabilities.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	670,650	1,084	749,197	1,420,931
Labor	6,435	3,354	74,713	84,502
Civil and other	13,852	1,593	33,335	48,780
Total	690,937	6,031	857,245	1,554,213

The subsidiary Globex has banking letters of guarantee amounting to nearly R$88,012 at March 31, 2010.

17. Income and Social Contribution Taxes

a) Income and social contribution taxes expense reconciliation

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Earnings before income tax	165,622	126,981	180,973	135,355
Profit sharing	(5,565)	(3,191)	(7,293)	(4,449)

Earnings before income tax	160,057	123,790	173,680	130,906

Income tax at nominal rate	(40,014)	(30,948)	(52,104)	(39,590)
Tax fines	(135)	-	(1,672)	-
Income tax incentives	180	-	296	-
Equity accounting and provision for capital deficiency of subsidiary	7,880	4,615	3,274	1,331
Other permanent differences (undeductible) and social contribution tax, net	(1,768)	(2,599)	5,338	2,997

Effective income tax	(33,857)	(28,932)	(44,868)	(35,262)

Income tax for the year
Current	5,864	(3,118)	(7,964)	(7,610)
On amortized goodwill (b(ii))	(25,774)	(25,774)	(27,141)	(27,008)
Deferred	(13,947)	(40)	(9,763)	(644)

Deferred income and social contribution taxes expenses	(33,857)	(28,932)	(44,868)	(35,262)

Effective rate	21.2%	23.4%	25.8%	26.9%

17. Income and Social Contribution Taxes (Continued)

(i) At March 31, 2010, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$306,401 (R$346,122 in 2009) in the Parent Company and R$1,342,829 (R$1,410,765 in 2009) in Consolidated.

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Deferred income tax asset
Tax losses (i)	62,886	56,685	577,521	578,101
Provision for litigations	37,248	36,125	51,396	118,850
Provision for hedge levied on a cash basis	(15,795)	(15,490)	19,697	18,101
Allowance for doubtful accounts	2,018	2,136	9,520	9,114
Goodwill	42,614	39,445	43,883	50,701
Tax benefit from the merger of Mandala	-	-	258,015	258,015
Deferred income tax under the effects of Law 11,638/07	14,580	14,363	41,760	10,882
Provision for deferred income tax on unamortized goodwill	(26,477)	(21,903)	(77,035)	(36,323)
Income tax on goodwill Vieri - Casino (ii)	182,227	208,001	182,226	208,001
Income tax on goodwill Sevilha – Assai (ii)	-	-	57,343	58,709
Provision for goodwill reduction	-	-	117,516	117,516
Other	7,100	26,760	167,182	125,294
Deferred income and social contribution tax assets	306,401	346,122	1,449,024	1,516,961
Provision for deferred income tax realization	-	-	(106,196)	(106,196)

Total deferred income tax assets	306,401	346,122	1,342,828	1,410,765

Current Assets	122,784	56,685	186,461	227,716
Long-term assets	183,617	289,437	1,156,368	1,183,049
Deferred income and social contribution tax assets	306,401	346,122	1,342,829	1,410,765

(i) Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri. The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, which, at the end of each fiscal year and to the extent that the tax benefit to be earned by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to Article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99. In order to enable a better presentation of the quarterly information, the goodwill net amount of R$180,421, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net tax benefit at March 31, 2010 totaled R$182,227 (R$208,001 in 2009).

17. Income and Social Contribution Taxes (Continued)

(ii) At March 31, 2008 and July 8, 2009, the Extraordinary General Meeting, respectively, approved the reverse merger of Sevilha into Barcelona. Also pursuant to CVM Ruling 319/99, the special goodwill reserve was created as a result of this merger. At March 31, 2010, the net tax benefit recorded by Barcelona amounted to R$57,343.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated
	3.31.2010	3.31.2010

Up to12 months	122,784	186,461
From 13 to 24 months	106,218	185,068
From 25 to 48 months	31,770	121,127
From 49 to 60 months	8,218	135,683
Over 60 months	37,411	714,490
	306,401	1,342,829

18. Shareholders’ equity

a) Capital stock

The subscribed and paid-up capital at March 31, 2010 is represented by 255,067 (254,852 at December 31, 2009) in thousands of registered shares with no par value, of which 99,680 (ditto at December 31, 2009) in thousands of common shares, 148,689 in thousands of class A preferred shares (143,878 in 2009) and 6,698 in thousands of class B preferred shares (11,294 in 2009).

At the Board of Directors Meeting held at February 19, 2010 the board members resolved to convert at January 7, 2010 and February 17, 2010, 4,651 thousands of class B preferred shares in equal number of class A preferred shares and 82 thousands of class B preferred shares in equal number of class A preferred shares, respectively.

The Company is authorized to increase its capital stock up to 400,000 (in thousands of shares), regardless of amendment to the Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

•

At the Board of Directors Meeting held at March 15, 2010, a capital increase in the total amount of R$3,311 was approved by means of the issue of 215 thousands of Class A preferred shares as a result of exercise of stock options pursuant to the Company’s Stock Option Plan, within the limit of authorized capital.

18. Shareholders’ equity (Continued)

a) Capital stock (Continued)

Breakdown of capital stock and number of shares:

		Number of shares - thousand
	Capital stock	Preferred	Common
At December 31, 2009	5,374,751	155,172	99,680
Capitalization of reserves	-	-	-
Goodwill special reserve	-	-	-
Profit	-	-	-
Share private subscription	-	-	-
Stock option plan			-
Series VII	-	-	-
Series VIII	-	-	-
Series IX	-	-	-
Series X	-	-	-
Series A1 Silver	252	11	-
Series A1 Gold	-	2	-
Series A2 Silver	61	2	-
Series A2 Gold	-	2	-
Series A3 Silver	2,997	109	-
Series A3 Gold	1	89	-
At March 31, 2010	5,378,062	155,387	99,680

The table below shows the share transactions as a result of the exercise of stock options pursuant to the Company’s Stock Option Plans:

Meeting	Series	Number	Unit price	Total
		(thousand)
3/15/2010	Series A1 Silver	10	24.63	252
3/15/2010	Series A1 Gold	2	0.01	-
3/15/2010	Series A2 Silver	3	26.93	61
3/15/2010	Series A2 Gold	2	0.01	-
3/15/2010	Series A3 Silver	109	27.47	2,997
3/15/2010	Series A3 Gold	89	0.01	1

	Total at March 31, 2010	215		3,311

Treasury Shares

•

The Board of Directors Meeting held at February 19, 2010 resolved to convert at February 9, 2010 137 thousands of Class A preferred shares held in treasury into the same number of Class B preferred shares, as a result of the OPA auction of Globex.

b) Share rights

Class A preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

18. Shareholders’ equity (Continued)

b) Share rights (Continued)

Class B (“PNB”) preferred shares will entitle the following rights to its holders: (a) a fixed dividend of R$0.01 per share; and (b) priority in reimbursement should the Company be liquidated. PNB shares shall not have voting right. PNB shares may be converted into PNA shares, at the 1:1 ratio, observing the following terms: (i) 32% of PNB shares were converted at September 28, 2009; (ii) 28% of total PNB shares were converted into PNA shares at January 7, 2010; (iii) 20% of total PNB shares will be converted into PNA shares at July 7, 2010, and (iv) 20% of total PNB shares will be converted into PNA shares at January 7, 2011.

c) Recognized granted options

With the enactment of Law 11,638/07 the account “granted options” was created to recognize payments made to managers as compensation pursuant to CPC 10.

d) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii) Expansion reserve: is formed based on appropriations of the amount determined by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations approved by law and supported by capital budget, approved at meeting.

e) Stock option plan for preferred shares

(i) Original stock option plan

The Company granted stock option plans for the purchase of preferred shares to the Management. Shares issued due to the exercise of stock option plans will grant its holders the same rights of existing PNA shares. The Stock Option Plans are managed by an internal committee designated by the Board of Directors.

The granting price for each share is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted.

The number of shares may vary for each beneficiary or series. The vesting right to exercise the option may occur as follows and according to the following terms (i) 50% in the last month of third year subsequent to the granting date (1st tranche) and ii) until 50% in the last month of fifth year subsequent to the granting date (2nd tranche), and the remaining portion of the second tranche subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of outlined in the stock option plan are calculated using the following formula:

18. Shareholders’ equity (Continued)

e) Stock option plan for preferred shares (Continued)

  where:

Q = Number of shares to be encumbered by restraint on alienation.

Q1 = 50% of the Company total shares on the granting date.

Pm = Company share market price on the exercise date.

Pe = Share original exercise price, determined on the granting date, observing the terms of the Plan.

The option price is updated by reference to the General Market Price Index - IGP-M variation to the date of its actual exercise, less dividends attributed for the period.

(ii) New preferred stock option plan

Pursuant to the resolutions at the Extraordinary General Meeting, held at December 20, 2006, it was approved the amendment to the Company’s Stock Option Plan, originally approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan management committee, in the course of 35 months following the granting date.

The price for the Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with discount of 20%. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the ROIC verified at the end of the 36th month as of the granting date.

The series of previous plan continue in force until the respective maturity dates.

18. Shareholders’ equity (Continued)

e) Stock option plan for preferred shares (Continued)

(ii) New preferred stock option plan (Continued)

Information on the stock option plans is summarized below:

				Price				Lot of shares
Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at March 31, 2010
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	30.52	989	(191)	(552)	-	246
Series X	7/7/2006	7/7/2009	7/7/2011	33.00	39.73	901	(223)	(385)	-	293
Series A1 – Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(117)	(6)	-	201
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(332)	(102)	-	688
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(450)	(6)	-	392
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(494)	(7)	-	449
Series A3 – Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(109)	-	-	584
Series A3 – Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(89)	-	-	579

						6,495	(2,005)	(1,058)	-	3,432

				Price				Lot of shares
Series granted	Granting date	1st date of exercise	2nd date of exercise and expiration	On the granting date	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect
Balance at December 31, 2009
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	32.75	862	(408)	(442)	-	12
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	29.86	989	(191)	(546)	-	252
Series X	6/7/2006	6/7/2009	6/7/2010	33.00	38.85	901	(223)	(378)	-	300
Series A1 – Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(6)	-	203
Series A1 – Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(322)	(99)	-	701
Series A2 – Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(448)	(6)	-	394
Series A2 – Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(491)	(7)	-	452
Series A3 – Silver	5/13/2009	5/13/2012	5/31/2013	27.47	27.47	693	-	-	-	693
Series A3 – Gold	5/13/2009	5/13/2012	5/31/2013	0.01	0.01	668	-	-	-	668
						7,357	(2,198)	(1,484)	-	3,675

18. Shareholders’ equity (Continued)

SERIES EXERCISED
At December 31, 2009
Series granted	Granting date	Date of exercise	Amount exercised	Exercise price	Total	Market price
Series IX	5/15/2005	6/10/2008	180	28.66	5,159	37.47
Series IX	5/15/2005	9/11/2008	0	30.10	0	34.34
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.12
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.54
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.24
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.83
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	37.43
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	271	37.12
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	887	28.54
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,724	33.24
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.83
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,069	37.43
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	74	37.47
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	49	36.97
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	74	34.34
Series A1 Silver	4/13/2007	4/1/2009	5	24.63	123	31.98
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.83
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	37.43
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	37.47
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	36.97
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.34
Series A2 Gold	3/3/2008	4/1/2009	30	0.01	0	31.98
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.83
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,235	37.43
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	162	37.47
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	377	36.97
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	215	34.34
Series A2 Silver	3/3/2008	4/1/2009	45	26.93	1,212	31.98
Series A1 Silver	4/13/2007	8/5/2009	3	24.63	74	46.35
Series A2 Silver	3/3/2008	8/5/2009	96	26.93	2,585	46.35
Series A2 Gold	3/3/2008	8/5/2009	91	0.01	1	46.35
Series IX	4/15/2005	10/2/2009	11	29.62	326	50.32
Series X	7/7/2008	10/2/2009	223	38.54	8,594	50.32
Series A1 Silver	4/13/2007	10/2/2009	2	24.63	49	50.32
Series A2 Silver	3/3/2008	10/2/2009	52	26.93	1,400	50.32
Series A2 Gold	3/3/2008	10/2/2009	47	0.01	0	50.32
Series A1 Silver	4/13/2007	3/15/2010	10	24.63	252	59.80
Series A1 Gold	4/13/2007	3/15/2010	2	0.01	0	59.80
Series A2 Silver	3/3/2008	3/15/2010	3	26.93	61	59.80
Series A2 Gold	3/3/2008	3/15/2010	2	0.01	0	59.80
Series A3 Silver	5/13/2009	3/15/2010	109	27.47	2,997	59.80
Series A3 Gold	5/13/2009	3/15/2010	89	0.01	1	59.80
			2,005		38,547

NB: Pursuant to assignments provided for in the Stock Option Plan regulation, the Plan’s management committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005. At March 15, 2007, series VI was terminated, series VII was terminated at June 10,2008 and series VIII was terminated at August 5, 2009.

At March 31, 2010, the Company preferred share price on BOVESPA was R$59.27 for each share.

At March 31, 2010, there are 232,586 treasury preferred shares which may be used as spread to the options granted of the Plan.

(iii) Consolidated information stock option plans - CBD

18. Shareholders’ equity (Continued)

The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	3.31.2010	12.31.2009
Number of shares	255,067	254,852
Balance of granted series in effect	3,432	3,675
Maximum percentage of dilution	1.33%	1.42%

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.72%, (b) expectation of volatility of nearly 40.47% and (c) the non-risk weighted average interest rate of 9.66%. The expectation of average life of series IX and V is 5 years, whereas for series A1, A2 and A3 the expectation is 3 years.

Period ended at December 31, 2009	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,158	20.78
Granted during the period	1,361	13.99
Cancelled during the period	(47)	28.64
Exercised during the period	(797)	22.68
Outstanding at the end of the period	3,675	17.76

Period ended at March 31, 2010	Shares	Weighted average of exercise price

Outstanding at the beginning of the period	3,675	17.76
Granted during the period	-	-
Cancelled during the period	(16)	28.53
Exercised during the period	(215)	15.46
Expired during the period	(12)	26.00
Outstanding at the end of the period	3,432	17.82

Technical Pronouncement CPC 10 – Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded in income of Parent Company and Consolidated at March 31, 2010 were R$7,484 (R$4,323 in 2008).

(iv) Sock option plan of preferred shares - Globex

The subsidiary Globex granted a Stock Option Plan for the purchase of shares to the Management, approved by the Extraordinary General Meeting held at January 4, 2008 and rectified at the Annual and Extraordinary General Meeting held on April 29, 2008.

The Plan aims at: (i) promoting the expansion and the successful development of Globex’s purposes, allowing the top management and employees to buy shares issued by Globex, fomenting their integration with the company; (ii) attracting top management and employees to provide services to Globex, by offering them the additional advantage of becoming Globex’s shareholders; (iii) aligning the interests of the top management and employees, offering as an incentive and additional advantage the possibility of becoming Globex’s shareholders; and (iv) promoting a higher integration of these executives and employees with Globex’s objectives.

18. Shareholders’ equity (Continued)

(iv) Stock option plan of preferred shares – Globex (Continued)

Statutory officers and employees approved by Globex’s Board of Directors are eligible to participate in the Plan (the “Beneficiaries”). Pursuant to Article 171, paragraph 3 of Law 6,404/76, they shall not have preemptive right in the granting or in the exercise of stock options derived from the Plan. The shares resulting from the option exercise will have the rights set forth according to the Plan and the respective programs and agreement. They always will be entitled to receive the dividends to be distributed from the subscription or acquisition, where applicable. Once exercised the option by Beneficiary, the corresponding shares will be purpose of issue by means of Globex’s capital increase. Treasury stock options may also be tendered, by means of notice to the Brazilian Securities and Exchange Commission – CVM. The options granted based on the Plan are individual and non-transferable. The Plan took effect with its approval at the General Meeting and may be extinguished, at any time, by decision of the Board of Directors. The option may be exercised fully or partially during the term and within the periods established in the respective program. According to the Plan, the options granted account for, at most 1,794,880 common shares issued by Globex and the exercise price of R$25.35 for Program 1 and R$17.02 for Program 2 (reverse split defined as “2008 Programs”).

	3.31.2010	12.31.2009
Number of shares	24,381,409	124,381,409
Balance of granted series in effect	1,794,880	1,794,880
Maximum dilution percentage(1)	1.42%	1.42%

(1) Maximum dilution percentage of Globex shares

The fair value of “2008 Programs” was calculated based on the Black & Scholes valuation model, taking into account the following assumptions: (a) expected volatility of 47.6%; (b) duration of the program of 3.46 years; (c) risk-free rate from 11.18% to 13.65%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$17.57 to R$21.00.

The table below shows the amounts per lot recognized in the Company’s results, under operating expense against an increase in shareholders’ equity, as well as the amounts to be recognized in subsequent years.

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option Plan	2008	2009	2010	2011
Share-based Payment
1st tranche	3,436	2,995	-	-
2nd tranche	2,425	3,126	2,118	-
3rd tranche	1,946	2,514	2,514	1,699
	7,807	8,635	4,632	1,699

Due to a reduction in the eligible staff, the share-based compensation was reduced. Therefore, the amounts referring to unexpired expenses were adjusted. The expenses recorded until the withdrawal of eligible employees were not reversed and have been accounted for on a retrospective basis.

18. Shareholders’ equity (Continued)

(iv) Stock option plan of preferred shares – Globex (Continued)

The chart below shows the new amounts to be considered.

	Expenses incurred and to be incurred by the Parent Company in the years ended December 31
Stock Option	2009	2010	2011

Share-based payment
1st tranche	1,498	-	-
2nd tranche	1,810	472	-
3rd tranche	1,573	258	321
	4,881	730	321

The first exercise date of said option was September 2009. In the period ended March 31, 2010, the amount of R$359 (R$2,173 at March 31, 2009) was recorded in the Company’s results.

(v) Stock option plan of preferred shares - Ponto Frio.com

At August 1, 2008, the subsidiary Globex concluded the negotiations to implement a partnership with a view to restructuring and developing its e-commerce and telesales activities for end consumers. Pursuant to the agreements executed, these activities now are performed by an independent company called PontoFrio.com Comércio Eletrônico S.A. ("PontoFrio.com"). In order to align the parties’ long-term interests, executives of PontoFrio.com (and eventual new beneficiaries) were granted PontoFrio.com’s stock options, whose exercise would result in executives’ maximum interest of 14% in the capital stock, in the event they are fully exercised.

According to the Options Plan executed, the stock options benchmark is the amount of R$15.71 per share, adjusted by CDI variation or IPCA accrued of six per cent (6%) p.a., whichever is the shortest, as of that date. The executives will be entitled to exercise the Stock Options divided into five (5) tranches, each one may be exercised as of the end of each twelve (12)-month period as of the date of the Agreement for the Granting of Stock Options, as follows:

	Ponto Frio.com
	Term	Percentage

1st tranche	After 12th month	15%
2nd tranche	After 24th month	15%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	20%
5th tranche	After 60th month	30%

The fair value of the Stock Option Plan of PontoFrio.com was calculated based on the Black & Scholes option valuation model, considering the following assumptions: (a) expected volatility of 52.98%; (b) duration of the program of 5 years; (c) risk-free rate of 12.92%; (d) dividend yield of 0%; and (e) option fair value on the granting date from R$4.12 to R$9.74.

The chart below shows the amounts per lot recognized in PontoFrio.com’s results, under operating expenses against a shareholders’ equity increase, as well as the amounts to be recognized in subsequent years.

18. Shareholders’ equity (Continued)

(v) Stock option plan of preferred shares - Ponto Frio.com (Continued)

	Expenses incurred and to be incurred by the Company in the years ended December 31

Stock Option	2008	2009	2010	2011	2012

Share-based payment
1st tranche	1,011	1,415	-	-	-
2nd tranche	745	1,788	1,043	-	-
3rd tranche	824	1,977	1,977	1,153	-
4th tranche	715	1,717	1,717	1,717	1,001
5th tranche	955	2,292	2,292	2,292	2,292
	4,250	9,189	7,029	5,162	3,293

As per clause 4.5 of the Operational Agreement, in the event of sale of Globex’s control – fact which occurred at July 7, 2009, the stock option right vest schedule changes, as follows:

	Ponto Frio.com
	Term	Percentage

1st tranche	After 3.31.2010 and 24 months	30%
2nd tranche	After 24th month	20%
3rd tranche	After 36th month	20%
4th tranche	After 48th month	15%
5th tranche	After 60th month	15%

The chart below shows the new amounts to be considered:

	Expenses incurred and to be incurred by the Company in the years ended December 31
Stock Option	2009	2010	2011	2012

Share-based payment
1st tranche	3,840	-	-	-
2nd tranche	2,633	1,391	-	-
3rd tranche	1,977	1,977	1,153	-
4th tranche	1,108	1,287	1,287	751
5th tranche	670	1,146	1,146	1,146
	10,228	5,801	3,586	1,897

At March 31, 2010, the amount of R$1,450 (R$2,297 at March 31, 2009) was recorded in the consolidated result.

19. Management Compensation

The expenses related to the compensation of Management’s key personnel (Officers appointed pursuant to Bylaws and Board of Directors), which were recorded in the earnings of subsidiary and in consolidated for the quarters ended at March 31, 2010 and 2009, are as follows:

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	3.31.2009

Amounts recorded in income	11,763	8,022	18,772	8,746

Out of this total, it is worth mentioning that the portion equivalent to 23% of March 31, 2010 amount and the portion equivalent to 14% of March 31, 2009 amount in the parent company and 15% and 13% in the consolidated, respectively, refer to the stock option plan.

20. Net Financial Income

	Quarter ended at
	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009
Financial Expenses
Financial Charges - BNDES	(2,315)	(4,884)	(3,539)	(4,884)
Financial Charges - Debentures	(32,979)	(24,321)	(32,979)	(24,321)
Interest on loan	(12,757)	(17,661)	(20,212)	(23,864)
Swap operations	(2,531)	(6,966)	(7,931)	(14,274)
Mark-to-market of financial instruments	(2,909)	5,336	(3,704)	9,227
Capitalized interest	2,206	2,360	4,920	2,938
Receivables securitization	(28,051)	(27,316)	(29,807)	(32,781)
Credit card prepayment	-	-	(14,828)	-
Financial charges on contingencies and taxes	(32,764)	(28,455)	(49,865)	(38,721)
Interest on financial leasing	(1,893)	(1,944)	(3,376)	(2,963)
I.O.F. and bank services	(3,251)	(3,162)	(6,305)	(6,498)
Interest on loan	(42)	(216)	(42)	(50)
Present value adjustment	(820)		(820)
Other financial expenses	(1,543)	622	(10,352)	(1,011)
Total financial expenses	(119.649)	(106,607)	(178,840)	(137,202)

Financial revenues
Interest on cash and cash equivalents	26,687	25,931	31,061	32,081
Subordinated quotas - PAFIDC	3,197	6,492	3,571	7,251
Financial discounts obtained	10,740	9,504	12,170	11,406
Financial charges on taxes and judicial deposits	7,715	7,067	21,865	10,161
Interest on installment sales	552	1,272	997	1,557
Interest on loan	7,855	9,257	1	-
Present value adjustment	(386)	956	(360)	1,154
Other financial revenues	699	1,424	5,065	2,402
Total financial revenues	57,059	61,903	74,370	66,012

Net financial income	(62,590)	(44,704)	(104,470)	(71,190)

21. Other Operating Revenues and Expenses

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Result – Law 11,941/09 – Globex	-	-	(12,768)	-
Permanent Assets Result	(1,434)	(352)	(1,441)	(367)
Equity interest Gain	1,764	-	1,568	-
Other	-	-	3,221	-
Total	330	(352)	(9,420)	(367)

22. Insurance coverage

Coverage at March 31, 2010 is considered sufficient by Management to meet possible losses and is summarized as follows:

		Coverage amount
Insured assets	Risks covered	Parent Company	Consolidated

Property and equipment and inventories	Named risks	4,515,843	7,936,712
Profit	Loss of profits	1,618,808	2,395,808

The Company also holds specific policies covering civil and management liability risks in the amount of R$145,600 (R$143,610 at December 31, 2009). The information above was not audited by independent auditors.

23. Leasing operations

a) Operating lease liabilities

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreement are recognized as expenses, on a straight-line basis, during the term of the respective leasing.
The Management considers operating lease (rental) of stores, in which there are no transfers of risks and benefits for the Company.

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Gross liabilities from operating leasing – minimum lease payment
Less than 1 year	205,640	282,523	336,535	466,962
Over 1 year and less than 5 years	978,753	956,891	1,475,988	1,468,056
Over 5 years	1,653,308	1,596,329	2,171,091	2,184,339
	2,837,701	2,835,743	3,983,614	4,119,357

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined by leasing agreement clause, corresponding to 0.5% and 2.5% over sales of the respective store.

23. Leasing operations (Continued)

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Contingent payments recognized as expense during the period	63,394	61,309	89,940	81,418

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements for the quarter ended March 31, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law. Agreements are periodically adjusted according to inflation indexes.

b) Financial lease liabilities

Leasing agreements classified as financial leasing amount to R$178,391 at March 31, 2010 (R$186,087 at December 31, 2009) for the Parent Company and for the Consolidated, R$241,497 at March 31, 2010 (R$243,989 at December 31, 2009), according to the chart below:

	Parent Company		Consolidated
	3.31.2010	12.31.2009	3.31.2010	12.31.2009
Gross liabilities from financial leasing – minimum lease payments
Less than 1 year	16,535	20,273	32,457	37,612
Over than 1 year and less than 5 years	17,567	19,931	38,023	43,279
Over 5 years	30,302	30,425	38,689	38,894
Present value of financial lease agreements	64,404	70,629	109,169	119,785
Future financial charges on financial leasing	113,987	115,458	132,328	134,204
Gross value of financial lease agreements	178,391	186,087	241,497	253,989

(i) Contingent payments

The Management considers additional amounts paid as variable rental as contingent payments, defined in the clauses of the rental agreements, corresponding to 0.5% and 2.5% over sales.

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Contingent payments recognized as expenses during the year	815	815	1,261	995

23. Leasing operations (Continued)

b) Financial lease liabilities (Continued)

(ii) Option conditions to renew or purchase and adjustment clauses

The terms of the Company’s rental agreements in the quarter ended at March 31, 2010 vary between 5 and 25 years and the agreement may be renewed according to the specific law.

For leasing operations which cannot be cancelled with purchase option clause by residual value, and option of which will be certainly exercised, the Company takes into account the amount necessary to exercise said option for the purpose of calculating the monthly amortization amount, considering depreciation rates varying between 5% and 20%. The measurement of values is in line with CPC 06.

24. Private Pension Plan of Defined Contribution

The Company maintains a supplementary private pension plan of defined contribution to meet the needs of its employees, by contracting the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, the Company provides monthly contributions on behalf of its employees on account of services rendered to the Company. Contributions made by the Company at March 31, 2010, amounted to R$555 (R$446 at March 31, 2009), employees’ contributions amounted to R$815 (R$816 at March 31, 2009) with 879 participants (842 at March 31, 2009).

25. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (unaudited)

	Parent Company		Consolidated
	3.31.2010	3.31.2009	3.31.2010	3.31.2009

Operating income	165,622	126,981	180,973	135,355

(+) Net financial expenses	62,590	44,704	104,470	71,190
(+) Equity accounting	(31,519)	(18,459)	(9,628)	(3,914)
(+) Depreciation and amortization	88,119	84,623	125,144	109,310
(+) Other operating income	(330)	352	9,420	367

EBITDA	284,482	238,201	410,379	312,308
Net revenue from sales	3,854,437	3,180,242	6,973,515	4,641,444
% EBITDA	7.4%	7.5%	5.9%	6.7%

26. Statement of Value Added

	Parent Company				Consolidated
Description	3.31.2010%		3.31.2009		3.31.2010%		3.31.2009

Revenues
Sales of goods	4,265,144		3,636,134		7,785,652		5,291,316
Losses with doubtful accounts	(1,764)		(5,951)		(8,091)		(6,039)
Other revenues	21,422		(352)		54,223		(367)
	4,284,802		3,629,830		7,831,784		5,284,910
Inputs acquired from third parties
Cost of goods sold	(3,116,431)		(2,728,518)		(5,643,473)		(3,944,396)
Materials, electricity, third parties’ services and other	(343,051)		(244,326)		(610,276)		(350,732)
	(3,459,482)		(2,972,844)		(6,253,749)		(4,295,128)

Gross added value	825,320		656,986		1,578,035		989,782

Retentions
Depreciation and amortization	(88,119)		(84,623)		(125,144)		(109,310)

Net added value produced by entity	737,201		572,363		1,452,891		880,472

Received in transfer
Equity acocunting	31,519		18,459		9,628		3,914
Minority interest	0		0		(2,612)		(786)
Financial revenues	57,059		61,903		74,370		66,013
	88,578		80,362		81,386		69,141

Total added value to distribute	825,779	100.0%	652,725	100.0%	1,534,277	100.0%	949,613

Employees	320,356	38.8%	264,661	40.5%	523,168	34.1%	365,249
Salaries	224,749	27.2%	184,688	28.3%	377,737	24.6%	255,334
Profit sharing	5,565	0.7%	3,191	0.5%	7,293	0.5%	4,449
Benefits	70,360	8.5%	62,223	9.5%	106,171	6.9%	85,766
FGTS	19,682	2.4%	14,559	2.2%	31,967	2.1%	19,699
Taxes, fees and contributions	183,108	22.2%	117,463	18.0%	544,131	35.5%	236,822
Federal	97,338	11.8%	53,077	8.1%	328,019	21.4%	105,938
State	68,350	8.3%	48,947	7.5%	181,931	11.9%	100,647
Municipal	17,420	2.1%	15,439	2.4%	34,181	2.2%	30,237
Financiers	196,115	23.7%	175,743	26.9%	340,778	22.2%	252,684
Interest rates	119,651	14.5%	106,608	16.3%	178,841	11.7%	137,202
Rentals	76,464	9.3%	69,135	10.6%	161,937	10.6%	115,482
Dividends			0	0.0%
Profit retention	126,200	15.3%	94,858	14.5%	126,200	8.2%	94,858

Total added value distributed	825,779		652,725		1,534,277		949,613

27. Subsequent Event

At April 15, 2010, the Company, Pontofrio.com, German Pasquale Quiroga Vilardo, Eduardo Khair Chalita, Renato Guillobel Drumond and Eduardo Valente de Castro entered into a Transition Agreement, according to which the parties regulated on a preliminary and transitory basis the consolidation of the e-commerce www.extra.com.br (“Extra.com”), owned by CBD, into the activities currently performed by PontoFrio.com (“Consolidation”).

27. Subsequent Event (Continued)

This Agreement is effective for six (6) months, as of its signature date, or until the definitive consolidation is implemented, which occurs first (“Transition Period”).

The consolidation started at April 19, 2010. As of this date, all the purchases made through Extra.com, as well as through telesales will be answered by PontoFrio.com, which now will earn all the revenues related to Extra.com and may freely establish the terms and conditions to conduct the business, including but not limited to pricing, profit margin, suppliers selection and logistics structure to be utilized.

At this same date, the parties entered into an Agreement for the License of Use of Trademarks and Domain Names, granted by the Company, in the capacity of owner of respective intellectual property rights of Extra.com to PontoFrio.com, exclusively and free of charge for the purpose of developing Extra.com’s activities during the Transition Period.

12.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

São Paulo, Brazil, May 10, 2010 –Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 1st quarter of 2010 (1Q10). The Company’s operating and financial information presented herein was prepared in accordance with generally accepted accounting principles in Brazil (BR GAAP), Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current Corporate Law. All comparisons are with the first quarter of 2009 (1Q09), except where stated otherwise.

In 1Q10, gross sales and EBITDA increased by 47.1% and 31.4% year-on-year, respectively, on a consolidated basis

[Consolidated comments – including Globex]

•	Consolidated gross sales totaled R$ 7,785.7 million in 1Q10, 47.1% up on 1Q09, while net sales came to R$ 6,973.5 million, up by 50.2%.

•	Consolidated EBITDA reached R$ 410.4 million, a 31.4% year-on-year improvement, with an EBITDA margin of 5.9%.

•	FIC’s consolidated result, through equity income method, amounted to R$ 9.6 million.

•	Consolidated net income totaled R$ 126.2 million, 33.0% more than in 1Q09, with a net margin of 1.8%.

On a comparable basis, EBITDA moved up by 20.8% and net income by 36.9%

[Comparable-basis comments – excluding Globex]

•	Gross sales totaled R$ 6,343.0 million in 1Q10, while net sales came to R$ 5,716.0 million, respective year-on-year growth of 19.9% and 23.2%.

•	In same-store terms, gross sales moved up by 15.0%, or 9.6% when deflated by the General IPCA consumer price index.

•	Gross profit came to R$ 1,406.5 million, 19.6% higher than in 1Q09.

•	EBITDA stood at R$ 377.2 million in absolute terms, a 20.8% improvement over 1Q09, with an EBITDA margin of 6.6%.

•	Assaí’s EBITDA came to R$ 16.0 million, with a margin of 2.6%, 290 bps higher than in the first three months of 2009.

•	Net income grew by 36.9% over 1Q09 to R$ 129.9 million, with a net margin of 2.3%.

•	1Q10 investments totaled R$ 207.0 million, versus R$ 100.3 million in 1Q09.

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.
(R$ millio n)(1)
Gross Sales	7,785.7	6,343.0	5,291.3	19.9%
Net Sales	6,973.5	5,716.0	4,641.4	23.2%
Gross Profit	1,671.8	1,406.5	1,176.2	19.6%
Gross Margin - %	24.0%	24.6%	25.3%	-70 bps(2)
Total Operating Expenses	1,261.4	1,029.3	863.9	19.1%
% of Net Sales	18.1%	18.0%	18.6%	-60 bps(2)
EBITDA	410.4	377.2	312.3	20.8%
EBITDA Margin - %	5.9%	6.6%	6.7%	-10 bps(2)
Income before Income Tax	181.0	194.1	135.4	43.4%
Net Income	126.2	129.9	94.9	36.9%
Net Margin - %	1.8%	2.3%	2.0%	30 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A.

On December 4, 2009, Grupo Pão de Açúcar and Casas Bahia entered into an Joint Venture Agreement, which established the terms and conditions governing the association between Globex and Casas Bahia. On February 3, 2010, GPA and Casas Bahia informed their shareholders and the market in general of the main terms of the Provisional Transaction Reversal Agreement (APRO), entered into with CADE, the Brazilian antitrust authority. On April 13, 2010, GPA and Globex published a Material Fact in which clarified that Casa Bahia and its partners manifested their intention of reviewing the association that was the object of the Joint Venture Agreement. GPA and Globex believe said Joint Venture Agreement to be valid and effective for all intents and purposes and have manifested their intention of continuing the discussions in order to reach an understanding and ensure the implementation of the Joint Venture.

Sales Performance
Gross same-store sales grew by 15.0% in the quarter

	1Q10 Consolidated ( inc Ponto Frio )	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.
(R$ millio n)(1)
Gross Sales	7,785.7	6,343.0	5,291.3	19.9%
Net Sales	6,973.5	5,716.0	4,641.4	23.2%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the first quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 19.9% over the same period last year to R$ 6,343.0 million, while net sales moved up by 23.2% to R$ 5,716.0 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding Ponto Frio stores), gross sales grew by 15.0%, giving real growth of 9.6% when deflated by the General IPCA consumer price index(1), positively impacted by 180 bps due to the seasonal effect of Easter. Net sales recorded nominal growth of 18.1%.

Also on a same-store sales basis, gross food sales grew by 13.5%, with beverages and groceries doing particularly well. Non-food sales grew by 19.5%, led by the general merchandise, drugstore and electronics/household appliances categories, which posted higher increases than the non-food average.

The Group’s best-performing formats were Extra Hipermercados, Extra Supermercados, Extra Eletro and Assaí, whose sales growth was higher than the Company average. The average ticket also moved up, as did customer traffic in all Group stores.

[Consolidated comments – including Globex]

In the first quarter, Grupo Pão de Açúcar’s consolidated gross sales increased by 47.1% year-on-year to R$ 7,785.7 million, while net sales climbed by 50.2% to R$ 6,973.5 million.

Globex’s gross sales, including e-commerce operations, climbed by 49.6% over 1Q09 to R$ 1,442.7 million, while net sales came to R$ 1,257.5 million, up by 53.5%. In same-store terms(2), sales moved up by 48.0% year-on-year. The Company’s improved performance in comparison to 3Q09 and 4Q09 (+6.8% and +23.0%, respectively) indicated a positive trend and was better than the Company expected. As in the previous quarters, the main sales drivers were: (i) a focus on the stores, with differentiated customer service and the greater availability of products and credit, and (ii) an increased media presence.

Gross e-commerce sales, which include Extra.com.br, Pão de Açúcar Delivery, Pontofrio.com.br and Ponto Frio’s Wholesale segment, jumped by 65.3% in the period.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(2) Ponto Frio’s ‘same-store’ concept includes bricks & mortar and electronic/wholesale sales.

Gross Profit Comparable-basis growth of 19.6% in the quarter

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.
(R$ millio n)(1)
Gross Profit	1,671.8	1,406.5	1,176.2	19.6%
Gross Margin - %	24.0%	24.6%	25.3%	-70 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, gross profit totaled R$ 1,406.5 million, 19.6% up year-on-year, with a gross margin of 24.6%, down by 70 bps. The main contributory factors were:

(i) the expansion of the ICMS tax substitution regime, which had a negative impact of 70 bps; and

(ii) the increased share of Assaí in the Group’s sales, which had a negative impact of 20 bps.

It is worth noting that these impacts were partially offset thanks to more advantageous negotiations with suppliers and a more profitable product mix.

[Consolidated comments – including Globex]

In the first quarter, consolidated gross profit came to R$ 1,671.8 million with a gross margin of 24.0%, less than the comparable-basis margin, chiefly due to the upturn in electronics sales, whose margins are lower than those of food products.

Total Operating Expenses
With a year-on-year reduction of 60 bps, operating expenses amounted to 18.0% of net sales

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.
(R$ millio n)(1)
Selling Expenses	1,037.3	854.7	712.5	20.0%
Gen. Adm. Exp.	224.1	174.6	151.4	15.4%
Total Operating Expenses	1,261.4	1,029.3	863.9	19.1%
% of Net Sales	18.1%	18.0%	18.6%	-60 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, total operating expenses (including selling, general and administrative expenses) increased by 19.1% year-on-year to R$ 1,029.3 million, due to: (i) the impact of the upturn in the social benefit rate on personnel expenses; (ii) higher marketing and IT expenses; and (iii) the 34 stores opened in the last twelve months. Operating expenses represented 18.0% of net sales, 60 bps less than in 1Q09, thanks to the continuing efforts to control expenses, allowing the Group to invest in price competitiveness without losing profitability.

[Consolidated comments – including Globex]

In the first quarter, consolidated operating expenses totaled R$ 1,261.4 million, equivalent to 18.1% of net Sales, less than the 18.6% recorded in 1Q09.

EBITDA Absolute growth of 20.8% in the quarter on a comparable basis

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.
(R$ millio n)(1)
EBITDA	410.4	377.2	312.3	20.8%
EBITDA Margin - %	5.9%	6.6%	6.7%	-10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, EBITDA came to R$ 377.2 million in absolute terms, 20.8% up year-on-year, while the EBITDA margin stood at 6.6%, virtually identical to the 6.7% posted in 1Q09.

EBITDA growth and the stability of the EBITDA margin are a result of substantial sales growth, more advantageous negotiations with suppliers, price competitiveness and the rationalization of expenses.

[Consolidated comments – including Globex]

In the first quarter, EBITDA stood at R$ 410.4 million, 31.4% growth on 1Q09, with a margin of 5.9%. It is also worth noting that Globex performance showed significant improvements since its acquisition in July, 2009.

Net Financial Result Quarterly result moves up by 8.7% on a comparable basis

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% C hg.
(R$ millio n)(1)
Financ. Revenue	74.4	69.6	66.0	5.5%
Financ. Expenses	(178.8)	(147.0)	(137.2)	7.2%
Net Financial Income	(104.5)	(77.4)	(71.2)	8.7%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the first quarter, the net financial result increased by 8.7% to a negative R$ 77.4 million, fueled by the impact of the mark-to-market of the debt, whose gains exceeded those from the period’s lower CDI interbank rate.

In addition, net cash at the close of 1Q10 was lower than in 4Q09 due to working capital seasonality in the first quarter, a period when the Group disburses large volumes of cash as a result of end-of-year purchases. This trend will be reversed over the coming months and the Group’s cash position should gradually return to the levels recorded in the second half of 2009.

[Consolidated comments – including Globex]

In the first quarter, the net financial result was negative by R$ 104.5 million, while the net debt/EBITDA ratio stood at 1.0x.

Equity Income
FIC’s result moves up by R$ 9.6 million in the quarter

With the incorporation of Investcred by FIC (Financeira Itaú CBD), and given their respective shareholders’ equities, GPA now retains a 36% direct interest in FIC, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the first quarter, FIC accounted for 14% of the Group’s total sales, closing the period with 7.1 million clients and a receivables portfolio of R$ 2.9 billion.

FIC’s equity income totaled R$ 9.6 million, R$ 6.3 million of which went to GPA and R$ 3.3 million to Globex.

This result was fueled by a meticulous credit granting policy and the acceptance of Ponto Frio cards in the GPA stores and vice-versa.

Net Income
Growth of 36.9% in the quarter, on a comparable basis

	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	% Chg.

(R$ million)(1)
Net Income	126.2	129.9	94.9	36.9%
Net Margin - %	1.8%	2.3%	2.0%	30 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, net income moved up by 36.9% year-on-year to R$ 129.9 million, with a net margin of 2.3%, which reflects the sales growth and efficiency gains achieved, as commented on previously.

[Consolidated comments – including Globex]

In the first quarter, consolidated net income came to R$ 126.2 million, growth of 33.0%, with a net margin of 1.8%.

Investments
The Group invested R$ 207.1 million in 1Q09

In the first quarter, investments totaled R$ 207.1 million, versus R$ 100.3 million in 1Q09.

The Group opened 11 new stores in the period: one Extra Hipermercado combined with one Assaí store under the power center concept (which serves retail and wholesale customers in adjacent stores) in Palmas (TO); and nine Extra Fácil convenience stores in São Paulo (SP).

In addition, one CompreBem store in Caruaru (PE) was converted into the Assaí format.

The main highlights of the quarter were:

•	R$ 30.8 million in the opening and construction of new stores and the acquisition of strategic sites;
•	R$ 92.4 million in store renovations and conversions;
•	R$ 83.9 million in infrastructure (technology and logistics) and others.

Dividend Policy

In accordance with the Company’s Dividend Payment Policy approved at the Board of Directors’ Meeting of August 3, 2009, on April 8, 2010 the Board of Directors approved interim dividends of R$ 0.08 (eight centavos) per class A preferred share and R$ 0.07272 (seven centavos) per common share, which will be prepaid this year on a quarterly basis.

As for the 4Q10, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends to be paid in relation to the first quarter of 2010 amount to R$ 19.2 million, to be paid on May 31, 2010.

Shareholders registered as such on May 17, 2010, will be entitled to receive payment. Shares will be traded ex-dividend as of May 18, 2010, until the payment date.

Globex Utilidades S.A.

In the first quarter of 2010, gross sales climbed by 49.6% over 1Q09 to R$ 1,442.7 million, while net sales came to R$ 1,257.5 million, up by 67.4%.

In same-store terms, gross sales from merchandise, services and e-commerce operations moved up by 48.0% year-on-year. The Company’s improved performance in comparison to 3Q09 and 4Q09 (+6.8% and +23.0%, respectively) indicates a positive trend and was better than the Company expected.

The main sales drivers were: (i) a focus on the stores, with differentiated customer service and the greater availability of products and credit; (ii) an increased media presence; and (iii) accelerated consumption due to the end of the IPI (federal VAT) reduction on white goods and furniture as of March 31, 2010.

Gross profit stood at R$ 265.2 million, 74.1% up on the same period last year, with a gross margin of 21.1%, an 80 bps improvement. The increase was chiefly due to: (i) more advantageous negotiations with suppliers; and (ii) a more profitable product mix.

Total operating expenses (including selling, general and administrative expenses) came to R$ 232.1 million, 29.2% up on 1Q09, substantially less than the 49.6% upturn in gross sales in the same period, reflecting gains in synergy with Grupo Pão de Açúcar, thanks to more streamlined back-office operations, which reduced these expenses by 550 bps as a percentage of net sales.

EBITDA was a positive R$ 33.1 million (margin of 2.6%), versus a negative R$ 27.3 million in 1Q09.

The EBITDA performance was chiefly the result of substantial sales growth, increased credit in the stores and the improvement in the gross margin, in turn due to advantageous negotiations with suppliers, a more appropriate product mix and greater control over expenses.

The net financial result was R$ 27.1 million negative, versus a negative R$ 10.0 million in 1Q09, primarily due to the interest on the increased volume of receivables in comparison to the same period last year.

Equity income, considering Globex’s 14% interest in FIC and 50% interest in the remaining equity of BINV (Banco Investcred), was R$ 3.3 million, thanks to rigorous credit granting criteria and the acceptance of Ponto Frio cards in Grupo Pão de Açúcar stores and vice-versa.

The Company declared a 1Q10 net loss of R$ 3.7 million, a R$ 31.8 million improvement over the loss recorded in 1Q09. The recovery was basically due to the operating improvements commented on previously.

Wholesale Segment: Assaí
EBITDA climbs 38.7% in the quarter, with a margin of 2.6%

In the first quarter, Assaí recorded gross sales of R$ 670.0 million, including the stores in São Paulo, Ceará, Rio de Janeiro and Pernambuco, 52.0% up on 1Q09, fueled by the opening of new stores and the conversion of existing ones in the last 12 months. Net sales climbed by 55.1% to R$ 608.7 million.

Gross profit totaled R$ 91.2 million, with a margin of 15.0%, 150 bps more than in 1Q09, thanks to more advantageous negotiations with suppliers and gains in scale. Total operating expenses came to R$ 75.2 million, 38.7% up year-on-year, due to the opening of 14 stores in the last twelve months. This figure was below the 55.1% increase in net sales in the same period.

EBITDA amounted to R$ 16.0 million, with a margin of 2.6%, up by 290 bps, due to the maturation of a large number of stores in recent years. Net income stood at R$ 4.7 million, versus a net loss of R$ 3.2 million in 1Q09.

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand) As Reported

	Quarter
	1Q10 Consolidated (inc Ponto Frio)	1Q10 Comparable Basis (ex Ponto Frio)	1Q09 Consolidated	%
Gross Sales Revenue	7,785,652	6,342,968	5,291,316	19.9%
Net Sales Revenue	6,973,515	5,716,044	4,641,444	23.2%
Cost of Goods Sold	(5,301,738)	(4,309,516)	(3,465,250)	24.4%
Gross Profit	1,671,777	1,406,528	1,176,194	19.6%
Selling Expenses	(1,037,308)	(854,685)	(712,535)	20.0%
General and Administrative Expenses	(224,090)	(174,597)	(151,351)	15.4%
Total Operating Expenses	(1,261,399)	(1,029,283)	(863,886)	19.1%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	410,378	377,245	312,308	20.8%
Depreciation	(125,144)	(111,682)	(109,310)	2.2%
Earnings before interest and taxes
- EBIT	285,235	265,564	202,998	30.8%
Financial Revenue	74,370	69,633	66,012	5.5%
Financial Expenses	(178,841)	(147,045)	(137,202)	7.2%
Net Financial Revenue (Expense)	(104,471)	(77,412)	(71,190)	8.7%
Equity Income	9,628	6,281	3,914
Result from Permanent Assets	(341)	(341)	(367)	-7.1%
Other Operating Revenue (Expenses)	(9,079)	-	-
Income Before Income Tax	180,973	194,092	135,355	43.4%
Income Tax	(44,868)	(54,286)	(35,262)	54.0%
Income Before Minority Interest	136,105	139,806	100,093	39.7%
Minority Interest	(2,612)	(2,653)	(786)
Income Before Profit Sharing	133,493	137,153	99,307	38.1%
Employees' Profit Sharing	(7,293)	(7,293)	(4,449)	63.9%
Net Income	126,200	129,860	94,858	36.9%
Net Income per share	0.4952	0.5096	0.4039
# of shares (in thousand) - ex shares held in treasury	254,833	254,833	234,879

% of Net Sales	1Q10	1Q10	1Q09
Gross Profit	24.0%	24.6%	25.3%
Selling Expenses	-14.9%	-15.0%	-15.4%
General and Administrative Expenses	-3.2%	-3.1%	-3.3%
Total Operating Expenses	-18.1%	-18.0%	-18.6%
EBITDA	5.9%	6.6%	6.7%
Depreciation	-1.8%	-2.0%	-2.4%
EBIT	4.1%	4.6%	4.4%
Net Financial Income (Expenses)	-1.5%	-1.4%	-1.5%
Result from Permanent Assets	0.0%	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.1%	0.0%	0.0%
Income Before Income Tax	2.6%	3.4%	2.9%
Income Tax	-0.6%	-1.0%	-0.8%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.2%	-0.1%
Net Income	1.8%	2.3%	2.0%

Breakdown of Gross Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	% Chg.
Pão de Açúcar	1,145,202	14.7%	976,579	18.5%	17.3%
Extra*	3,201,071	41.1%	2,646,573	50.0%	21.0%
CompreBem	708,936	9.1%	678,508	12.8%	4.5%
Extra Eletro	119,963	1.5%	96,895	1.8%	23.8%
Sendas**	494,183	6.3%	451,943	8.5%	9.3%
Assai	673,612	8.7%	440,818	8.3%	52.8%
Ponto Frio***	1,442,684	18.5%
Grupo Pão de Açúcar	7,785,652	100.0%	5,291,316	100.0%	47.1%
GPA ex Ponto Frio	6,342,968	-	5,291,316	100.0%	19.9%

*	Includes Extra Fácil and Extra Perto sales
**	Sendas stores which are part of Sendas Distribuido ra S/A
***	Ponto Frio sales as o f 3Q09

Breakdown of Net Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	% Chg.
Pão de Açúcar	1,035,285	14.8%	863,537	18.6%	19.9%
Extra*	2,863,267	41.1%	2,299,452	49.5%	24.5%
CompreBem	656,835	9.4%	608,547	13.1%	7.9%
Extra Eletro	111,032	1.6%	76,711	1.7%	44.7%
Sendas**	437,602	6.3%	400,786	8.6%	9.2%
Assai	612,023	8.8%	392,411	8.5%	56.0%
Ponto Frio***	1,257,471	18.0%
Grupo Pão de Açúcar	6,973,515	100.0%	4,641,444	100.0%	50.2%
GPA ex Ponto Frio	5,716,044	-	4,641,444	100.0%	23.2%

*	Includes Extra Fácil and Extra P erto sales
**	Sendas stores which are part of Sendas Distribuido ra S/A
***	Ponto Frio sales as of 3Q09

Sales Breakdown (% of Net Sales)

	2010		2009
	1st Quarter Consolidated ( inc Globex)	1st Quarter comparable basis	1st Quarter comparable basis
Cash	46.7%	49.5%	50.0%
Credit Card	45.7%	41.9%	40.0%
Food Voucher	6.9%	8.4%	8.7%
Credit	0.7%	0.3%	1.3%
Post-dated Checks	0.2%	0.3%	1.1%
Installment Sales	0.5%	0.0%	0.2%

Stores Openings / Closings / Conversions per Format

	Pão de Açúcar	Extra Hiper	Extra-Eletro	Compre Bem	Sendas	Extra Super	Extra Fácil	Assai	Ponto Frio	Grupo Pão de Açúcar	Sales Area (m2 )	Number of Employees
03/31/2009	144	102	47	165	73	4	37	28	0	600	1,359,347	69,034
12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244
Opened		1					9	1		11
Closed				-1	-1					-2
*Converted				-1				1		0
03/31/2010	145	104	47	155	67	13	61	42	455	1,089	1,755,298	84,468

*1 CompreBem store converted into Assai

1Q10 Results Conference Call
Tuesday, May 11, 2010

Conference Call in Portuguese with simultaneous translation into English:

10:00 a.m. - Brasília Time | 9:00 a.m. - New York time
Dial-in: +1 (866) 890-2584 (US only)
+55 (11) 2188-0155 (other countries)
Code: GPA

A live webcast is available on the Company’s site www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0155 – Code: GPA

Investor Relations

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Investor Relations
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change..

Grupo Pão de Açúcar operates 1,089 stores, 80 gas stations and 151 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. In 2009, the Group recorded gross sales of R$ 26.2 billion. Thanks to the recent association with Casas Bahia, the Group will add around 508 more points of sale and an e-commerce site (www.casasbahia.com.br).

In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.07
COMMERCIAL, INDUSTRY AND OTHER		1	1

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	24.30
COMMERCIAL, INDUSTRY AND OTHER		1,444,656	1,444,656

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	0.09
COMMERCIAL, INDUSTRY AND OTHER		607,084	607,084

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.05
COMMERCIAL, INDUSTRY AND OTHER		100	100

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	100.00	2.01
COMMERCIAL, INDUSTRY AND OTHER		15,010	15,010

07	CBD HOLLAND B.V.	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		1	1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.04
COMMERCIAL, INDUSTRY AND OTHER		2	2

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

10	XANTOCARPA PARTICIPAÇÕES LTDA	10.246.989/0001-71	PRIVATE SUBSIDIARY	99.99	0.11
COMMERCIAL, INDUSTRY AND OTHER		28,672	28,672

11	VERDRA EMPREENDIMENTOS E PARTICIP. S.A.	07.170.941/0001-12	PRIVATE SUBSIDIARY	90.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9	9

12	VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA	07.145.976/0001-00	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		12,010	0

13	BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA	06.950.710/0001-69	PRIVATE SUBSIDIARY	100.00	2.25
COMMERCIAL, INDUSTRY AND OTHER		10	10

16	GLOBEX UTILIDADES S/A	33.041.260/0652-90	PUBLIC SUBSIDIARY	98.32	9.56
COMMERCIAL, INDUSTRY AND OTHER		122,287	118,185

17	BRUXELAS EMPREEND. E PARTIC.	07.170.938/0001-07	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

18	DALLAS EMPREEND. E PART. S/S	07.170.934/0001-10	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		10	10

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PÚBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,076.78
14- ISSUED AMOUNT (Thousands of Reais)	544,146
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2010

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PÚBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,076.78
14- ISSUED AMOUNT (Thousands of Reais)	241,490
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	9/1/2010

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	04
2 – ISSUE ORDER NUMBER	7
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	6/15/2009
9 - DUE DATE	6/5/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,081,769.57
14- ISSUED AMOUNT (Thousands of Reais)	216,354
15- NUMBER OF DEBENTURES ISSUED (UNIT)	200
16 - OUTSTANDING DEBENTURES (UNIT)	200
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	6/5/2011

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	05
2 – ISSUE ORDER NUMBER	8
3 – REGISTRATION NUMBER WITH CVM
4 – DATE OF REGISTRATION WITH CVM
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PRIVATE
8 – ISSUE DATE	12/15/2009
9 - DUE DATE	12/15/2014
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	1,026,195.07
14- ISSUED AMOUNT (Thousands of Reais)	513,098
15- NUMBER OF DEBENTURES ISSUED (UNIT)	1,000,000
16 - OUTSTANDING DEBENTURES (UNIT)	1,000,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	12/15/2012

20.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO									Shareholding on 03/31/2010 (In units)
	Common Shares		PNA Shares		PNB Shares		Preferred Shares		Total
Shareholder	Number	%	Number	%	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A	65,400,000	65.61	-	-	-	-	-	-	65,400,000	25.64
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	1,357,294	0.91	-	-	1,357,294	0.87	29,976,472	11.75
ONYX 2006 PARTICIPAÇÕES LTDA.	-	-	20,527,380	13.81	-	-	20,527,380	13.21	20,527,380	8.05
CASINO GUICHARD PERRACHON *	5,600,052	5.62	-	-	-	-	-	-	5,600,052	2,20
SEGISOR *	-	-	4,027,409	2.71	1,064,345	15.89	5,091,754	3.28	5,091,754	2.00
SWORDFISH INVESTIMENTS LIMITED *	-	-	252,662	0.17	357,945	5.34	610,607	0.39	610,607	0.24
STANHORE TRADING INTERNATIONAL S.A *	-	-	6,078,592	4.09	660,788	9.87	6,739,380	4.34	6,739,380	2.64
MORZAN EMPREEENDIMENTOS E PART. LTDA.	-	-	60,034	0.04	1,452,329	21.68	1,512,363	0.97	1,512,363	0.59
BLACKROCK INC. *	-	-	12,885,704	8.67	-	-	12,885,704	8.29	12,885,704	5.05
SCHRODER INVESTIMENT MANAGEMENT NORTH AMERICA LTD. *	-	-	9,583,662	6.45	-	-	9,583,662	6.17	9,583,662	3.76
RIO PLATE EMPREEENDIMENTOS E PARTICIPAÇÕES LTDA.	-	-	4,055,172	2.73	-	-	4,055,172	2.61	4,055,172	1.59
PENINSULA PARTICIPAÇÕES LTDA.	-	-	2,608,467	1.75	-	-	2,608,467	1.68	2,608,467	1.02
PAIC PARTICIPAÇÕES LTDA.	-	-	648,729	0.44	-	-	648,729	0.42	648,729	0.25
MARLIN INVESTIMENTS LTD. *	-	-	32,000	0.02	-	-	32.000	0.02	32.000	0.01
TREASURY SHARES	-	-	232,586	0.16	-	-	232,586	0.15	232,586	0.09
OTHER	60,621	0.06	86,339,240	58.07	3,162,532	47.22	89,501,772	57.60	89,501,772	35.11
TOTAL	99,679,851	100.00	148,688,931	100.00	6,697,939	100.00	155,386,870	100.00	255,066,721	100.00
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding on 03/31/2010 (In units)
	Common Shares		Preferred Shares		Total
Shareholder/Quotaholder	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	24.41
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	42,717,059	100.00	63,092,059	75.59
TOTAL	40,750,000	100.00	42,717,059	100.00	83,467,059	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding on 03/31/2010 (In units)
	Quotas		Total
Shareholder/Quotaholder	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding on 03/31/2010 (In units)
	Quotas		Total
Shareholder/Quotaholder	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
CASINO GUICHARD PERRACHON			Shareholding on 03/31/2010 (In units)
	Interest in Total Capital		% of Voting Rights
Shareholder/Quotaholder	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00
(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding on 03/31/2010 (In units)
	Common Shares		Preferred Shares		Total
Shareholder/Quotaholder	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	94,153,748	37.47	1	20.00	94,153,749	37.47
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	15.63	1	20.00	39,260,448	15.63
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
ADRIANA F.DOS SANTOS DINIZ	39,260,447	15.63	1	20.00	39,260,448	15.63
TOTAL	251,195,536	100.00	5	100.00	251,195,541	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding on 03/31/2010 (In units)
	Quotas		Total
Shareholder/Quotaholder	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00
(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding on 03/31/2010 (In units)
	Quotas		Total
Shareholder/Quotaholder	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding on 03/31/2010 (In units)
	Quotas		Total
Shareholder/Quotaholder	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00
(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 03/31/2010
	Common Shares		PNA Shares		PNB Shares		Total
Shareholder	Number	%	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	39,606,227	26.64	2,083,078	31.10	141,308,636	55.40

Management
Board of Directors	-	-	4,370	0.00	-	-	4,370	0.00
Board of Executive Officers	-	-	375,796	0.25	2,689	0.04	378,485	0.15

Fiscal Council	-	-	-	-	-	-	-	-

Treasury Shares	-	-	232,586	0.16	-	-	232,586	0.09

Other Shareholders	60,520	0.06	108,469,952	72.95	4,612,172	68.86	113,142,644	44.36

Total	99,679,851	100.00	148,688,931	100.00	6,697,939	100.00	255,066,721	100.00

Outstanding Shares	60,520	0.06	108,469,952	72.95	4,612,172	68.86	113,142,644	44.36

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding on 03/31/2009
	Common Shares		Preferred Shares		Total
Shareholder	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	35,094,012	25.89	134,713,343	57.26

Management
Board of Directors	-	-	4,371	0.00	4,371	0.00
Board of Executive Officers	-	-	123,919	0.09	123,919	0.05

Fiscal Council	-	-	-	-	-	-

Treasury Shares	-	-	369,600	0.27	369,600	0.16

Other Shareholders	60,520	0.06	99,977,590	73.75	100,038,110	42.52

Total	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00

Outstanding Shares	60,520	0.06	99,977,590	73.75	100,038,110	42.52

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição
São Paulo - SP

1. We have performed a review of the accompanying unconsolidated and consolidated Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and the Company and subsidiaries for the quarter ended March 31, 2010, including the balance sheets, statements of income, shareholders’ equity, cash flows, added value, notes to the quarterly financial information and Company’s performance comments prepared under responsibility of Management of the Company.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s and subsidiaries accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s and subsidiaries operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in paragraph 1 for it to comply with accounting practices adopted in Brazil and Brazilian Securities Exchange Commission (“CVM”) instructions, applicable to the preparation of Quarterly Financial Information.

4. As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidances, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application in 2010. These accounting pronouncements, interpretations and guidance change the accounting practices adopted in Brazil. According to the Deliberation CVM no. 603/09, Management of the Company chose to present the Quarterly Financial Information (ITR) prepared according to the accounting practices adopted in Brazil until December 31, 2009, not adopting the new accounting rules applicable for 2010. As required by the Deliberation CVM no. 603/09, the Company described in Note 2 the main changes that could have impact over the financial statements for December 31, 2010, and clarifications over the reasons that preclude the estimation of impacts in the shareholoders’ equity and net income.

São Paulo, May 07, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Contador CRC -1SP170652/O-1

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADO LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORAS S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VEDRA EMPREENDIMENTOS E PARTICIP. S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

22.01 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: GLOBEX UTILIDADES S/A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	04- STATEMENT OF CASH FLOWS	9
05	01	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 3/31/2010	11
05	02	05- STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM1/1/2010 TO 3/31/2010	12
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01- CONSOLIDATED STATEMENT OF CASH FLOWS	18
11	01	11- CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY FROM 1/1/2010 TO 3/31/2010	20
11	02	FROM 1/1/2010 TO 3/31/2010	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	86
13	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	99
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	101
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	105
21	01	SPECIAL REVIEW REPORT	108
		NOVASOC COMERCIAL LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	110
		SE SUPERMERCADOS LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	111
		SENDAS DISTRIBUIDORA S.A.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	112
		PA PUBLICIDADE LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	113

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	114
		CBD HOLLAND B.V.
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	115
		CBD PANAMA TRADING CORP
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	116
		SAPER PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	117
		XANTOCARPA PARTICIPAÇÕES LTDA
		VEDRA EMPREENDIMENTOS E PARTICIP. S.A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	118
		VANCOUVER EMPREEN. E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	119
		BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	120
		GLOBEX UTILIDADES S/A
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	121
		BRUXELAS EMPREEND. E PARTIC.
		DALLAS EMPREEND. E PART. S/S

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.